MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), is dated as of May 31, 2012, by and among HUBSON ACQUISITION, LLC, an Indiana limited liability company (“Hubson”), EHUD BARON (“Ehud”), ETAI BARON (“Etai”), RIVKA GRINBERG (“Grinberg”), YOSEF LUTWAK (“Lutwak”), CHADWICK WHITE (“White”) (collectively, Hubson, Ehud, Etai, Grinberg, Lutwak and White are referred to herein as “Sellers,” and each is sometimes referred to herein as a “Seller”), Smart Balance, Inc., a Delaware corporation (“Buyer”), UHF Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Acquisition Co.” and collectively with Buyer and Sellers, the “parties”), and, solely for purposes of Sections 5.3 (Exclusivity), 5.7 (Covenant Not to Compete; Confidentiality), 5.13 (Release of Claims), 5.18 (Transfer of Units) and 6.1(b) (Indemnification by Sellers and the Restricted Parties) and ARTICLE 9, Allan B. Hubbard (“Hubbard”) in his personal capacity and in his capacity as Trustee of the Allan B. Hubbard Revocable Trust, and Devin Anderson (“Anderson”) who shall each also be deemed a “party” for such provisions of this Agreement).

RECITALS

A.           Udi’s Healthy Foods, LLC, a Colorado limited liability company (“Company”), is engaged in the business of developing, manufacturing, producing, selling, distributing and marketing granola, cereal and gluten-free baked goods and related product lines.

B.           Sellers own, in the aggregate, all of the issued and outstanding membership interests of Company (the “Units”).

C.           As material consideration for Buyer and Acquisition Co. to enter into this Agreement and purchase all of the Units, simultaneously herewith, Ehud and his affiliates, Udi the Sandwich Man, Inc. and Café Udi, Inc. are entering into an Omnibus Amendment and Domain Name Transfer Agreement pursuant to which, as of Closing, certain agreements between Ehud and his affiliates and Company are being amended and certain domain names that include the name “Udi’s” are being transferred to Company.

D.           Upon the terms and subject to the conditions set forth in this Agreement, Sellers desire to sell, transfer and assign all of the Units to Acquisition Co., and Acquisition Co. desires to purchase and accept all of the Units from Sellers.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1.          Sale and Purchase of Units.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Sellers agree to sell to Acquisition Co., and Acquisition Co. agrees to purchase from Sellers, all of the Units, free and clear of any and all Liens, other than Permitted Equity Liens. As used in this Agreement, “Permitted Equity Liens” means restrictions on the transfer of equity interest arising under federal and state securities laws.

1.2.          Purchase Price.

The aggregate purchase price payable by Acquisition Co. to Sellers for all of the Units (the “Purchase Price”) shall be One Hundred Twenty Five Million Dollars ($125,000,000.00), subject to adjustment as set forth in this Agreement.

1.3.          Closing.

Upon the terms and subject to the conditions set forth in this Agreement, the closing of the sale and purchase of the Units (the “Closing”) shall take place on the third (3rd) business day after the satisfaction or waiver of each condition to the obligations of the parties set forth in ARTICLE 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of the conditions to the obligations of the parties set forth in ARTICLE 7), at the offices of Bose McKinney & Evans LLP, 111 Monument Circle, Suite 2700, Indianapolis, Indiana, at 9:00 A.M., Indianapolis time, or at such other place and time and/or on such other date as Buyer and Sellers’ Representative may mutually agree. Notwithstanding the immediately preceding sentence, if in accordance with the foregoing the date of the Closing would be on a date prior to the fiftieth (50th) day after the date of this Agreement, Buyer, solely for the purpose of obtaining the Financing, may by written notice to Sellers’ Representative delay the date of the Closing one (1) or more times to a date specified in such written notice (which date shall not be earlier than two (2) business days from the date of the delivery of such written notice) that is not later than the fiftieth (50th) day after the date of this Agreement, but the parties’ obligation to close the purchase and sale shall be subject to the satisfaction or waiver of each of the conditions to the obligations of the parties set forth in ARTICLE 7). The date on which the Closing actually occurs is herein referred to as the “Closing Date.” The closing of the sale and purchase of the Units will be deemed to be effective as of 12:01 A.M. on the Closing Date.

1.4.          Closing Matters.

   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)          Acquisition Co. shall deliver to Sellers, by wire transfer of immediately available funds into one or more accounts as Sellers’ Representative shall designate in writing to Buyer at least two (2) business days prior to the Closing Date, an aggregate amount equal to (i) One Hundred Twenty Five Million Dollars ($125,000,000.00); less (ii) the Escrow Amount (as defined in Section 1.4(b) below); plus (iii) the Estimated Working Capital Adjustment (which may be a negative number); plus (iv) the Estimated CapEx Amount; less (v) the Outstanding Check Amount, less (vi) the White Credit Amount. For purposes hereof, the “White Credit Amount” shall mean the $309,316 (reflecting an estimate of the after-tax cost to Buyer of the $400,000 payable to White after Closing pursuant to the Agreement, dated as of May 25, 2012, by and between White and Company (the “White Bonus Agreement”)).

(b)          Acquisition Co. shall deposit an amount equal to Ten Million Dollars ($10,000,000) (the “Escrow Amount”) into an account (“Escrow Account”) to be designated and administered by JP Morgan Chase or another qualified escrow agent reasonably acceptable to Buyer and Sellers’ Representative (the “Escrow Agent”), which Escrow Amount shall be held in escrow for a period of twelve (12) months (except to the extent any portion of such amount is paid out sooner in accordance with the terms of the Escrow Agreement) pursuant to an Escrow Agreement among Buyer, Sellers’ Representative and the Escrow Agent (the “Escrow Agreement”), in substantially the form attached hereto as Exhibit 1.4(b), with such changes thereto as shall be reasonably requested by the Escrow Agent. At the end of such twelve (12) month period, at the written request of Sellers’ Representative, Buyer and Sellers’ Representative shall, within (3) business days following Buyer’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to release to Sellers’ Representative all amounts remaining in the Escrow Account at such time (the “Release Instructions”); provided, however, that if at the end of such twelve (12) month period, there remain any claims for indemnification delivered by any Buyer Indemnified Party to Sellers’ Representative in accordance with Section 6.3 that have not been resolved (“Pending Claims”), then the amount set forth in the Release Instructions shall be decreased by the aggregate amount of such Pending Claims, which shall be held in the Escrow Account until the resolution of the matters relating to such Pending Claims. Upon the resolution of each Pending Claim, at the written request of Sellers’ Representative, Buyer and Sellers’ Representative shall, within (3) business days following Buyer’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to release to Sellers’ Representative all amounts remaining in the Escrow Account at such time in excess of the aggregate amount of all other remaining Pending Claims.

(c)          Sellers shall deliver to Acquisition Co. certificates representing the Units, free and clear of any and all Liens, other than Permitted Equity Liens, duly endorsed (or accompanied by duly executed stock powers), together with appropriate assignments thereof.

(d)          Sellers’ Representative, Sellers, Buyer and Acquisition Co., as applicable, shall deliver to each other such other documents, certificates, instruments and writings required to be delivered at Closing pursuant to this Agreement.

1.5.          Working Capital/Capital Expenditure Adjustment.

(a)          Working Capital Target Schedule. The parties have prepared and agreed upon an illustrative Working Capital Target Schedule attached hereto as Exhibit 1.5(a) (the “Working Capital Target Schedule”). Company’s target Working Capital in the amount of Three Million Five Hundred Twenty Six Thousand Dollars ($3,526,000.00), which is based on the items of Working Capital set forth on the Working Capital Target Schedule, is herein called “Target Working Capital.” As used in this Agreement, “Working Capital” shall mean an amount (which may be positive or negative) equal to (i) the sum of trade accounts receivable (net of allowances), inventories (including, but not limited to, work in process), prepaid expenses and other current assets of Company listed on Exhibit 1.5(a); less (ii) the current liabilities of Company (but, for avoidance of doubt, shall not include (A) any of the Closing Company Indebtedness repaid at Closing pursuant to Section 5.15 (Closing Debt), (B) any checks issued by Company that remain unpaid by Company, or (C) the Transaction Expenses paid by Sellers pursuant to Section 5.16 (Transaction Expenses)).

(b)          Estimated Working Capital; Outstanding Check Amount.

(i)          Not later than two (2) days prior to the anticipated Closing Date, Sellers’ Representative shall deliver to Buyer a schedule (the “Estimated Working Capital Schedule”) setting forth Sellers’ Representative’s good faith estimate of each item of Working Capital set forth on the Working Capital Target Schedule as of 11:59 P.M. Colorado time on the anticipated Closing Date (the “Estimated Working Capital”), which shall be prepared and presented on a basis (including the standards, principles, practices and methods of accounting) consistent in all material respects with the basis (including the standards, principles, practices and methods of accounting) employed in the preparation of the Working Capital Target Schedule, and which shall set forth the amount, if any, by which (i) the Estimated Working Capital exceeds the Target Working Capital, or (ii) the Target Working Capital exceeds the Estimated Working Capital (provided that any amount which is calculated pursuant to this clause (ii) shall be deemed to be a negative number) (the “Estimated Working Capital Adjustment”), together with reasonably detailed supporting documentation. At the request of Buyer, Sellers shall cause Company to perform, jointly with Buyer or one of its Representatives, a physical count of the Inventory of Company as of a date prior to Closing requested by Buyer.

(ii)         Not later than two (2) days prior to the anticipated Closing Date, Sellers’ Representative shall deliver to Buyer a schedule (the “Estimated CapEx Schedule”) setting forth in reasonable detail a description of each Authorized Capital Expenditure made by Company between April 1, 2012 and the date of this Agreement, and also between the date of this Agreement and the Closing Date, including the amount of the expenditure and the project in respect of which such expenditure was made, and Sellers’ Representative’s calculation of the aggregate amount of all Capital Expenditure made by Company between April 1, 2012 and the date of this Agreement, and also between the date of this Agreement and the Closing Date (the “Estimated CapEx Amount”), together with reasonably detailed supporting documentation. “Authorized Capital Expenditures” means capital expenditures made by the Company between April 1, 2012 and the date of this Agreement and reflected on (and in the amounts reflected on) Schedule 3.28 and capital expenditures made by the Company after the date of this Agreement and reflected on (and in amounts not greater by more than $100,000 in the aggregate for all capital expenditures than the amounts reflected on) the Capital Expenditure Budget with respect to periods after the date of this Agreement or any other capital expenditures made after the date of this Agreement by the Company with the written approval of Buyer (such approval referencing this Section of this Agreement).

(iii)        Not later than two (2) days prior to the anticipated Closing Date, Sellers’ Representative shall deliver to Buyer a schedule (the “Outstanding Check Schedule”) setting forth a list of all checks issued by Company (and the amounts thereof) that shall not have been paid by Company prior to 11:59 P.M. Colorado time on the anticipated Closing Date and the aggregate amount of such checks (the “Outstanding Check Amount”), together with reasonably detailed supporting documentation.

(c)          Final Working Capital Adjustment.

(i)          As promptly as practicable (but in any event within sixty (60) days) after the Closing Date, Buyer shall prepare or cause to be prepared, but shall not be required to audit or cause to be audited, and shall deliver or cause to be delivered to Sellers’ Representative, (x) a schedule of Working Capital of Company as of 11:59 P.M. Colorado time on the Closing Date (the “Preliminary Closing Date Working Capital Schedule”), which shall be prepared and presented on a basis consistent in all material respects (including the principles, practices and methods of accounting) with those employed in the preparation of the Working Capital Target Schedule, and which shall set forth Buyer’s calculation of Working Capital as of such time, including each of the applicable items of Working Capital set forth on the Working Capital Target Schedule, (y) a schedule (the “Preliminary Closing Date CapEx Schedule”) setting forth each Authorized Capital Expenditure made by Company between April 1, 2012 and the Closing Date, including the amount of the expenditure and the project in respect of which such expenditure was made, and Buyer’s calculation of the aggregate amount of all Authorized Capital Expenditures made by Company between April 1, 2012 and the Closing Date, and (z) a written statement of the fair market value allocation of the purchase price (as determined for U.S. federal income tax purposes) among the assets of Company in accordance with Sections 1060 and 338(b) of the Code (“Tax Allocation”).

Upon receipt of the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and the Tax Allocation, Sellers’ Representative and its independent accountants shall be permitted during the succeeding thirty (30) day period to have reasonable access during normal business hours to the work papers and other documents relied upon by Buyer in connection with the preparation of the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and the Tax Allocation. At or prior to the end of such thirty (30) day period, Sellers’ Representative shall either inform Buyer in writing that the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or the Tax Allocation is acceptable or object to either or both in writing, setting forth a specific description of Sellers’ Representative’s objection(s).

If Sellers’ Representative does not timely deliver a written objection to the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or the Tax Allocation, the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or the Tax Allocation, as applicable, shall be deemed to be accepted by Sellers’ Representative and shall be final and conclusive. If Sellers’ Representative does timely deliver a written objection to the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or the Tax Allocation, as provided above, any items thereof not specifically disputed in such written objection shall be deemed to have been accepted by Sellers’ Representative, and Buyer and Sellers’ Representative shall attempt to resolve any items disputed in such written objection within twenty (20) days after Buyer’s receipt of such written objection. If the Buyer and Sellers’ Representative are unable to resolve the disputed matter(s) within such twenty (20) day period, they shall jointly engage Deloitte & Touche LLP or, if Deloitte & Touche LLP is unavailable or unwilling to serve, such other national firm of independent accountants selected as set forth below (such engaged firm, the “Independent Accountants”) to resolve the disputed item(s) and to make any adjustments to the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or Tax Allocation. Buyer hereby represents that none of the current Chief Executive Officers of Buyer, nor Buyer, nor or any of its subsidiaries, has, nor has Buyer or any of its subsidiaries (while they were subsidiaries of Buyer) in the past three (3) years had, a business relationship with Deloitte & Touche, LLP.

If Deloitte & Touche LLP is unavailable or unwilling to serve as Independent Accountants for purposes hereof, then Buyer and Sellers’ Representative shall jointly select an independent accounting firm to serve as Independent Accountants; provided that, if Sellers’ Representative and Buyer are unable to agree upon a national firm of independent accountants to serve as the Independent Accountants within ten (10) days after Deloitte & Touche LLP indicates to Buyer and Sellers’ Representative that it is unavailable or unwilling to serve, then each of Buyer and Sellers’ Representative shall select an independent accounting firm (having no business relationship with Buyer, Sellers or their affiliates or any of their respective executive officers, managers or directors) within five (5) days thereafter and the two (2) accounting firms so selected shall agree upon the Independent Accountants within seven (7) days. Buyer, Sellers’ Representative, Sellers’ Representative’s accountants and Buyer’s accountants each shall make readily available to the Independent Accountants all relevant books, records, work papers and personnel reasonably requested by the Independent Accountants. The Independent Accountants’ resolution of the disputes and its adjustments, if any, to the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or Tax Allocation shall be limited to the item(s) in dispute between Sellers’ Representative and Buyer and shall be conclusive and binding upon the parties. In resolving any disputed item, the Independent Accountants may not assign an amount to any item that is greater than the greatest amount for such item claimed by Buyer or Sellers’ Representative, or less than the lowest amount for such item claimed by Buyer or Sellers’ Representative. The Independent Accountants shall be instructed to deliver no later than thirty (30) days after its engagement a written report setting forth its resolution of the disputed item(s) and any adjustments to the Preliminary Closing Date Working Capital Schedule, the Preliminary Closing Date CapEx Schedule and/or Tax Allocation resulting from such resolution.

The Preliminary Closing Date Working Capital Schedule, in the form either accepted (or deemed accepted) by Sellers’ Representative or resolved and adjusted (if adjusted) by the Independent Accountants, as the case may be, is herein called the “Closing Date Working Capital Schedule” for all purposes of this Agreement, and Working Capital based on the applicable items of the Preliminary Closing Date Working Capital Schedule as so accepted (or deemed accepted) or resolved and adjusted, as applicable, is herein called “Final Adjusted Working Capital” for all purposes of this Agreement. The Preliminary Closing Date CapEx Schedule, in the form either accepted (or deemed accepted) by Sellers’ Representative or resolved and adjusted (if adjusted) by the Independent Accountants, as the case may be, is herein called the “Closing Date CapEx Schedule” for all purposes of this Agreement, and the calculation of the aggregate amount of all Authorized Capital Expenditures made by Company between April 1, 2012 and the Closing Date, as reflected in the Preliminary Closing Date CapEx Schedule as so accepted (or deemed accepted) or resolved and adjusted, as applicable, is herein called “Final CapEx Amount” for all purposes of this Agreement. The Tax Allocation, in the form either accepted (or deemed accepted) by Sellers’ Representative and Buyer, or resolved and adjusted (if adjusted) by the Independent Accountants, as the case may be, is herein called the “Final Tax Allocation Schedule” for all purposes of this Agreement, and the fair market value allocation of the Purchase Price reflected therein shall be binding on the parties. The fees and expenses of the Independent Accountants (including the costs relating to any negotiations with the Independent Accountants with respect to the terms and conditions of such firm’s engagement) shall be borne by Buyer, on the one hand, and Sellers’ Representative (on behalf of Sellers), on the other hand, on an inversely proportional basis, based upon the relative portions of the amounts in dispute that have been submitted to the Independent Accountants for resolution that ultimately are awarded to each of Buyer and Sellers’ Representative (on behalf of Sellers) as determined by the Independent Accountant, whose determination shall be binding.

(ii)         Within three (3) business days after the final determination of the Closing Date Working Capital Schedule as provided for in subsection (c)(i) above, Buyer or Sellers, as applicable, shall make payment to the other by wire transfer of immediately available funds, as follows:

(A)         If Final Adjusted Working Capital, as reflected on the Closing Date Working Capital Schedule, is greater than Estimated Adjusted Working Capital, then Acquisition Co. shall pay to Sellers’ Representative (on behalf of Sellers) for distribution to Sellers, the amount of such excess. In the event the full amount, if any, determined to be owed to Sellers pursuant to this subsection is not received by Sellers’ Representative within the time period provided herein, all such amounts (including any interest accrued pursuant to subsection (C) below (which shall stop accruing upon such default)) shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid to Sellers’ Representative by Acquisition Co. or (b) distributed to Sellers’ Representative from the Escrow Account and the amount distributed from the Escrow Account has been replenished by Acquisition Co. and/or Buyer. In the event the full amount, if any, determined to be owed to Sellers pursuant to this subsection is not received by Sellers’ Representative within the time period provided herein, at the written request of Sellers’ Representative, Buyer and Sellers’ Representative shall, within three (3) business days following Buyer’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such deficit amount to Sellers’ Representative from the Escrow Account. Acquisition Co. and Buyer shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(B)         If Final Adjusted Working Capital, as reflected on the Closing Date Working Capital Schedule, is less than Estimated Adjusted Working Capital, then Sellers shall be obligated, jointly and severally, to pay such shortfall to, or as directed by, Acquisition Co. In the event the full amount, if any, determined to be owed to Acquisition Co. pursuant to this subsection is not received by Acquisition Co. within the time period provided herein, all such amounts (including any interest accrued pursuant to subsection (C) below (which shall stop accruing upon such default)) shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid to Acquisition Co. by Sellers or (b) distributed to Acquisition Co. from the Escrow Account and the amount distributed from the Escrow Account has been replenished. In the event the full amount, if any, determined to be owed to Acquisition Co. pursuant to this subsection is not received by Acquisition Co. within the time period provided herein, at the written request of Buyer, Buyer and Sellers’ Representative shall, within three (3) business days following Sellers’ Representative’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such deficit amount to Acquisition Co. from the Escrow Account. Sellers shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(C)         Any payment to be made pursuant to this Section 1.5(c) (the “Purchase Price Adjustment”) shall be increased by an amount equal to the product of such payment multiplied by a rate per annum equal to the prime rate of interest reported from time to time in the Wall Street Journal, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), from the Closing Date to the date of payment.

(iii)        Within three (3) business days after the final determination of the Closing Date CapEx Schedule as provided for in subsection (c)(i) above, Buyer or Sellers, as applicable, shall make payment to the other by wire transfer of immediately available funds, as follows:

(A)         If Final CapEx Amount, as reflected on the Closing Date CapEx Schedule, is greater than Estimated CapEx Amount, then Acquisition Co. shall pay to Sellers’ Representative (on behalf of Sellers) for distribution to Sellers, the amount of such excess. In the event the full amount, if any, determined to be owed to Sellers pursuant to this subsection is not received by Sellers’ Representative within the time period provided herein, all such amounts (including any interest accrued pursuant to subsection (C) below (which shall stop accruing upon such default)) shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid to Sellers’ Representative by Acquisition Co. or (b) distributed to Sellers’ Representative from the Escrow Account and the amount distributed from the Escrow Account has been replenished by Acquisition Co. and/or Buyer. In the event the full amount, if any, determined to be owed to Sellers pursuant to this subsection is not received by Sellers’ Representative within the time period provided herein, at the written request of Sellers’ Representative, Buyer and Sellers’ Representative shall, within three (3) business days following Buyer’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such deficit amount to Sellers’ Representative from the Escrow Account. Acquisition Co. and Buyer shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(B)         If Final CapEx Amount, as reflected on the Closing Date CapEx Schedule, is less than Estimated CapEx Amount, then Sellers shall be obligated, jointly and severally, to pay such shortfall to, or as directed by, Acquisition Co. In the event the full amount, if any, determined to be owed to Acquisition Co. pursuant to this subsection is not received by Acquisition Co. within the time period provided herein, all such amounts (including any interest accrued pursuant to subsection (C) below (which shall stop accruing upon such default)) shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid to Acquisition Co. by Sellers or (b) distributed to Acquisition Co. from the Escrow Account and the amount distributed from the Escrow Account has been replenished. In the event the full amount, if any, determined to be owed to Acquisition Co. pursuant to this subsection is not received by Acquisition Co. within the time period provided herein, at the written request of Buyer, Buyer and Sellers’ Representative shall, within three (3) business days following Sellers’ Representative’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such deficit amount to Acquisition Co. from the Escrow Account. Sellers shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(iv)        Any payment to be made pursuant to this Section 1.5(c) (the “CapEx Purchase Price Adjustment”) shall be increased by an amount equal to the product of such payment multiplied by a rate per annum equal to the prime rate of interest reported from time to time in the Wall Street Journal, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), from the Closing Date to the date of payment.

(v)         In the event that a check issued by Company is presented for payment by Company after Closing and such check was not reflected on the Outstanding Check Schedule (or such check is for an amount greater than that reflected on the Outstanding Check Schedule for such check), Sellers shall be obligated, jointly and severally, to reimburse Company for the amount paid by Company in connection with such check (or for the amount by which the amount of such check exceeds the amount reflected therefor on the Outstanding Check Schedule), within five (5) business days of a request therefor made by Buyer to the Sellers’ Representative together with reasonably detailed supporting documentation. In the event such amount is not received by Company within such five (5) business day period, such amount shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid by Sellers’ Representative to Company, or (b) distributed to Company from the Escrow Account and the amount distributed from the Escrow Account has been replenished. In the event any amount payable to Company pursuant to this subsection is not received by Buyer within the time period provided herein, at the written request of Buyer, Buyer and Sellers’ Representative shall, within three (3) business days following Sellers’ Representative’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such amount to Company from the Escrow Account. Sellers shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(d)          The Escrow Amount shall be treated as part of the purchase price for U.S. federal income tax purposes, and any distributions (other than tax distributions, if any) from the Escrow Account to Acquisition Co. or Buyer shall be treated as a downward adjustment to such purchase price. Any Purchase Price Adjustment or CapEx Purchase Price Adjustment (including for this purpose any payment required by Section 1.5(c)(ii) or Section 1.5(c)(iii)) shall be deemed for all purposes, including U.S. federal income tax purposes, to be an upward or downward, as applicable, adjustment of the purchase price, and shall be allocated in a manner consistent with the Final Tax Allocation Schedule, including the intent of the parties with respect to establishing the various categories of items set forth within the Final Tax Allocation Schedule (i.e., any adjustment to purchase price will not be allocated strictly on a pro rata basis).

1.6.          Sellers’ Representative.

(a)          Sellers have appointed Hubson as Sellers’ representative (“Sellers’ Representative”) to act on behalf of any or all Sellers under this Agreement and the Escrow Agreement pursuant to that certain Contribution and Appointment Agreement entered into by and among Sellers and dated of even date herewith (the “Appointment Agreement”).

(b)          If, after the dissolution, bankruptcy, insolvency, or removal, as applicable, of Sellers’ Representative, a successor Sellers’ Representative has not been appointed by Sellers within thirty (30) business days after a written request by Buyer, Buyer will have the right to appoint an independent Sellers’ Representative to fill any vacancy so created by written notice of such appointment to Sellers. Sellers may immediately remove Buyer’s appointee, and may appoint a Sellers’ Representative at any time, but such appointment shall not be effective until Buyer receives notice of such appointment in accordance with the notice requirements set forth in Section 9.5. Sellers represent and warrant that they have entered into the Appointment Agreement and that Buyer is an express third party beneficiary of the obligations of the parties under Sections 5, 7, 8 and 10 thereunder. A true and complete copy of the Appointment Agreement, as amended through the date hereof, has been made available to Buyer prior to the execution by Acquisition Co. and Buyer of this Agreement. None of Sellers shall amend, modify, waive any of its rights under Sections 5, 7, 8 or 10 of the Appointment Agreement, or terminate the Appointment Agreement without the prior written consent of Buyer.

(c)          None of Buyer, Acquisition Co., Company or any of their respective Affiliates shall have any Liability to any Seller or otherwise to the extent they arise out of the acts or omissions of Sellers’ Representative or any disputes among or between Sellers or with Sellers’ Representative. Buyer, Acquisition Co., Company and their respective Affiliates shall be entitled to treat Sellers’ Representative as the duly appointed attorney-in-fact of each Seller and, in their dealings with Sellers’ Representative, may rely, without inquiry, upon any act, decision, consent or instruction of Sellers’ Representative as the act, decision, consent or instruction of any or all Sellers. Notices given to Sellers’ Representative in accordance with the provisions of this Agreement or any of the other instruments and documents contemplated hereby or executed in connection herewith (the “Ancillary Agreements”) shall constitute notice to Sellers for all purposes under this Agreement and such Ancillary Agreements. Payment to Sellers’ Representative of any amounts required to be paid by or on behalf of Acquisition Co., Buyer, Company or any of their respective Affiliates to Sellers’ Representative under this Agreement or any Ancillary Agreement shall be for the account and benefit of Sellers and no Seller shall have any right to make any claim against Acquisition Co., Buyer, Company or any of their respective Affiliates with respect to any failure of Sellers’ Representative to distribute such payments to Sellers. Sellers’ Representative hereby represents and warrants to Acquisition Co. and Buyer that the appointment of Sellers’ Representative by Sellers and the authority to act on Sellers’ behalf pursuant to this Section 1.6 (i) has been duly authorized by all requisite action, and no other proceedings on the part of Sellers is necessary to authorize such appointment or action, and (ii) does not (x) conflict with or violate the governing documents of Sellers’ Representative, (y) conflict with or violate any Law applicable to Sellers’ Representative; or (z) conflict with, result in any breach of, give rise to a right of termination, cause the forfeiture of any right, constitute a default (or an event that, with notice or lapse of time or both would become a default under), require any notice or consent of any person pursuant to, or otherwise violate any Contract binding upon Sellers’ Representative. For purposes of this Agreement, “Law” shall mean any applicable foreign, federal, state or local statute, law (including common law), rule, governmental or non-governmental permit, authorization, license or approval, ordinance, regulation, code, order (whether temporary, preliminary or permanent), judgment, injunction, writ, decree, administrative requirement or other restriction.

(d)          Sellers’ Representative agrees to abide by the provisions of this Section 1.6 and the other provisions of this Agreement and the Ancillary Agreements applicable to it.

ARTICLE 2

Individual Representations and Warranties of Sellers

Each Seller, individually and not jointly, represents and warrants to Acquisition Co. and Buyer that, as to such Seller, as of the date hereof and as of the Closing Date:

2.1.          Title to Units.

Such Seller directly owns, of record and beneficially, and has good and valid title to, the number of Units listed opposite such Seller’s name on Schedule 2.1, free and clear of any Lien, other than Permitted Equity Liens, and has the right, power and authority and capacity to sell and transfer such Units to Acquisition Co. in the manner provided herein, free and clear of any Lien, other than Permitted Equity Liens. At Closing, such Seller will transfer to Acquisition Co. good and valid title to such Units, of record and beneficially, free and clear of any lien, encumbrance, security interest, mortgage, pledge, claim, option, rights of first offer or first refusal, restriction on transfer, warrant, preemptive right, Contract, demand, charge or restriction of any kind whatsoever (collectively “Liens”), other than Permitted Equity Liens.

2.2.          Authorization and Enforceability.

To the extent such Seller is an entity, such Seller is duly organized, validly existing and in good standing (if, and to the extent the concept of “good standing” is recognized in the jurisdiction of the entity Seller’s incorporation or formation) under the applicable Laws of its jurisdiction of organization and the execution, delivery and performance by such Seller of this Agreement and each of the Ancillary Agreements to which such Seller is a party and the consummation by such Seller of the transactions contemplated hereby and thereby has been duly and validly authorized by all requisite organizational action on the part of such Seller. Such Seller has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which such Seller is a party has been duly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

2.3.          No Breach; Consents.

The execution, delivery and performance by such Seller of this Agreement and the Ancillary Agreements to which such Seller is a party and the consummation by such Seller of the transactions contemplated hereby and thereby, do not (a) conflict with, violate or result in a breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation or result in the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) under, any provision of the articles of organization, operating agreement or other constituent charter documents, if any, of such Seller, or (b) conflict with, violate or result in any breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation or result in the acceleration of or the creation of any Lien, other than Permitted Liens (with or without the giving of notice or the lapse of time) under (i) any provision of any agreement, commitment, lease, license, contract, note, mortgage, indenture, arrangement, instrument, understanding, or other obligation (whether oral or written) (collectively, “Contracts”) to which such Seller is a party or by which it is bound or to which such Seller or its assets or properties are subject or (ii) any Law to which such Seller or any of its assets or properties are subject. Except as set forth on Schedule 2.3 hereto, and except in connection with the HSR Act, no notices, reports or other filings are required to be made by such Seller with, and no consents, approvals or other authorizations are required to be obtained by such Seller from, any Governmental Authority or other person in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby. For purposes of this Agreement, the term “Governmental Authority” shall mean any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entities), (d) multinational organization or body or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

ARTICLE 3

Joint Representations and Warranties Regarding Company

Sellers, jointly and severally, represent and warrant to Acquisition Co. and Buyer as of the date hereof and as of the Closing Date:

3.1.          Organization and Qualification.

Company is a limited liability company duly organized, validly existing and in good standing under the applicable Laws of the State of Colorado and has all requisite power and authority (and possesses all governmental licenses, permits, authorizations and approvals) necessary to enable it to own or lease its properties and to carry on its business as now being conducted. Company is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or lease of its assets makes such qualification necessary, except for such failures to so qualify or be in such good standing that, alone or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect or materially delay or prevent the consummation of the transactions contemplated hereby.

For purposes of this Agreement, “Material Adverse Effect” shall mean a material adverse effect on the business, properties, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of Company; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development or effect arising from or relating to (i) general business or economic conditions, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vi) the taking of any action required by this Agreement, (vii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes, (viii) any failure by Company to meet its internal financial projections (it being understood that the underlying facts giving rise to or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect) or (ix) changes resulting from the announcement of the execution of this Agreement or the transactions contemplated hereunder; provided that with respect to the matters covered by clauses (i), (ii), (iii), (iv), (v), and (vii), the changes, events, developments or effects arising from such matters do not adversely affect Company in a materially disproportionate manner relative to other participants in the gluten-free baked goods industry in which Company operates; and (b) any adverse change in effect on, or development with respect to, the business of Company which is cured by Company prior to the earlier of (i) the Closing Date or (ii) the date on which this Agreement is terminated and provided, further, that, for purposes of Section 3.21 only, in determining whether a Material Adverse Effect has occurred, any adverse changes in, or effects on, the business, properties, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of Company is to be weighed against any positive changes in, or effects on, the business, properties, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of Company. The Articles of Organization of Company, dated February 22, 2010 and the Amended and Restated Operating Agreement of Company, effective as of April 9, 2010 (the “Company Governance Documents”), have been made available to Buyer prior to the date of this Agreement for its inspection, are complete and correct, have not been amended further and are in full force and effect. The principal place of business of Company is set forth on Schedule 3.1.

3.2.          No Violations; Required Consents.

The execution, delivery and performance by Sellers and Company of this Agreement and the Ancillary Agreements and the consummation by Sellers and Company of the transactions contemplated hereby and thereby do not and will not (a) conflict with, violate or result in a breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation or result in the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) under, any provision of any of Company Governance Documents or (b) conflict with, violate, result in any breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation, or result in the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) under (x) any provision of any Contract to which Company is a party or by which it is bound or to which Company or any of its assets or properties are subject or are the beneficiary or (y) Law to which Company or any of its assets or properties are subject. Except as set forth on Schedule 3.2 hereto, no notices, reports or other filings are required to be made by Company with, and no consents, approvals or other authorizations are required to be obtained by Company from, any Governmental Authority or other person in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby.

3.3.          Capitalization.

Company has only one class of membership interests, which consists of the Units, all of which are owned of record and beneficially by Sellers as set forth on Schedule 2.1. All of the issued and outstanding Units have been duly authorized and validly issued and are fully paid, and were not issued in violation of any preemptive or similar rights. Other than as set forth on Schedule 3.3, there are no outstanding subscriptions, rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, other rights or other agreements, either directly or indirectly, for the issuance (contingent or otherwise) by or purchase or acquisition from Company, or any member of Company of any membership, profits or other equity interests of Company (or any phantom or similar interest therein) or any securities or instruments exercisable for, convertible into or exchangeable for any membership, profits or other equity interests of Company (or any phantom or similar interest therein). Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding between or among Sellers or any other individuals, entities or persons, that affects or relates to the voting or giving of written consents with respect to any securities of Company or the voting by any manager, member, officer or other controlling person of Company. Company has no contractual or other obligation to register any of its presently outstanding securities or any of its securities that may hereafter be issued.

3.4.          No Subsidiaries.

Company does not own or otherwise hold, and has no right (contingent or otherwise) to acquire any shares of capital stock, membership, partnership, profits or other equity interests (or any phantom or similar interests) in any corporation, association, partnership, joint venture or other entity.

3.5.          Financial Statements.

(a)          Company has previously delivered to Buyer (i) Company’s audited financial statements for the fiscal year ended December 31, 2011 (which include Company’s balance sheet as of December 31, 2011 and Company’s statements of income, members’ capital and cash flow for the year ended December 31, 2011), (ii) Company’s reviewed financial statements for the fiscal year ended December 31, 2010 (which include Company’s balance sheet as of December 31, 2010 and Company’s statements of income, member’s capital and cash flows for the period from April 9, 2010 to December 31, 2010), (iii) Company’s unaudited interim financial statements for the quarter ended March 31, 2012 (which include Company’s balance sheet as of March 31, 2012 and Company’s statements of income, member’s capital and cash flows for the period from January 1, 2012 to March 31, 2012 and the corresponding period of 2011) and (iv) Company’s unaudited monthly balance sheet as of April 30, 2012 and related statements of income, member’s capital and cash flows for April and for the period from January 1, 2012 to April 30, 2012 (collectively, the “Company Financial Statements”). Each of the Company Financial Statements (including the notes thereto) (A) have been prepared in accordance with the United States generally accepted accounting principles in effect and as may be updated from time to time (“GAAP”), (B) are consistent with Company’s books and records and (C) fairly and accurately presents the financial position of Company in all material respects at the respective dates indicated therein and its results of operations, cashflows and changes in financial position for the periods set forth therein.

(b)          The books and records of Company have been maintained in all material respects in accordance with sound business practices including the maintenance of a reasonably adequate system of internal controls, and fairly and accurately reflect, in all material respects, on a basis consistent with past periods and throughout the periods involved, (i) the financial position of Company and (ii) all transactions of Company (including all transactions between Company and any Related Person). Company maintains a system of accounting and internal controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain proper asset accountability. There are no material deficiencies or weaknesses in the design or operation of internal controls over financial reporting that would reasonably be expected to materially adversely affect Company’s ability to record, process, summarize and report financial information. Company has not received any advice or notice from Company’s independent accountants that Company currently uses any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting, in a material manner, in the books and records of Company any properties, assets, liabilities, revenues, expenses, equity accounts or other accounts.

3.6.          Accounts Receivable.

All notes and accounts receivable of Company are reflected properly on Company’s books and records, are valid, have arisen from bona fide transactions in the ordinary course of business, to the Knowledge of Sellers are subject to no setoff or counterclaim, and to the Knowledge of Sellers are current and collectible on commercially reasonable terms. Such notes and accounts receivable will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts on the face of the Company Financial Statements as adjusted for the passage of time through the Closing Date in the ordinary course of business. Any and all known disputes with customers of Company regarding accounts receivable, in the aggregate, do not exceed the reserves therefor.

3.7.          Inventory.

Other than as set forth on Schedule 3.7, all inventory of Company, including all raw materials, work-in-progress, finished goods and packaging materials (“Inventory”) has been maintained in the ordinary course of business, and is of good, merchantable quality, quantity and condition, useable or saleable in the ordinary course of business and shall retain enough shelf life as of the Closing Date to allow it to be (a) in the case of raw materials, manufactured into finished goods and those finished goods sold and (b) in the case of finished goods, sold, in each case, prior to its expiration date in the ordinary course of business as currently conducted and in compliance with customer requirements as applicable in the ordinary course of business. Inventory is not damaged or defective and is not subject to write-down or write-off, in an amount greater than the reserve for inventory write-down set forth on the Company Financial Statements. The value of Inventory as reflected in the Company Financial Statements has been determined at the lower of cost or net realizable value. All Inventory has been produced, manufactured, packaged, labeled and marketed in compliance, in all material respects, with Company’s applicable quality control procedure and the amount and mix of items in Inventory is substantially consistent with Company’s past practices both in scope and level. Except as set forth on Schedule 3.7, Company is not under any Liability or obligation with respect to the return of Inventory in the possession of wholesalers, retailers or other customers. Company has and owns a written formula or recipe (the “Product Recipes”) for each product manufactured, packaged, labeled, marketed, sold and/or distributed by Company. Each such product, including all Inventory, has been manufactured, packaged, labeled, marketed, sold and/or distributed in compliance in all material respects with all such applicable Product Recipes, and each such product (including all Inventory) designated gluten-free contains less than twenty (20) parts per million of gluten. All Product Recipes for Company Products designated gluten-free are such that if any product is manufactured in accordance with the applicable Product Recipe, the resulting manufactured product would contain less than twenty (20) parts per million of gluten. Company maintains commercially reasonable manufacturing, testing and recording practices, processes and policies to ensure (and confirm) that all Company Products designated gluten-free contains less than twenty (20) parts per million of gluten.

3.8.          Absence of Certain Changes or Events; No Undisclosed Liabilities.

(a)          Since December 31, 2011, and except with respect to the transactions contemplated herein (or required to effect the transactions contemplated herein), or as specified on Schedule 3.8(a), Company has conducted the business of Company only in the ordinary course of business, consistent with past practice and there has not been any effect, event, action, development or change that, together with all other effects, events, actions, developments or changes, has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.8(a), or as expressly contemplated in this Agreement or in any Ancillary Agreement, since December 31, 2011, Company has not:

(i)          assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person;

(ii)         made any capital expenditures or commitments for capital expenditures, individually or in the aggregate, in excess of One Hundred Thousand Dollars ($100,000), other than in the ordinary course of business, or made any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees of Company);

(iii)        acquired shares of capital stock, membership, partnership, profits or other equity interests (or any phantom or similar interests) or any business, division or material assets of, or merged, consolidated or effected any similar business combination transaction with, any other person;

(iv)        other than in the ordinary course of business and consistent with past practice, incurred any Liability (as defined below) in excess of One Hundred Thousand Dollars ($100,000);

(v)         sold, leased, licensed, abandoned, transferred, mortgaged, pledged or otherwise disposed of, or encumbered, or agreed to sell, license, lease, abandon, transfer, mortgage, pledge or otherwise dispose of or encumber, or permitted or allowed to be subjected to any Lien, other than Permitted Liens, any (A) assets or properties, real, personal or mixed, of Company other than in the ordinary course of business and consistent with past practice, or (B) Company Intellectual Property or Company SM Account (each as defined below) or interest thereunder or other intangible asset of Company;

(vi)        disclosed any material confidential Company Intellectual Property (including any Product Recipe) to any person, other than employees of Company that are subject to confidentiality obligations protecting against further disclosure;

(vii)       other than in the ordinary course of business and consistent with past practice, increased or granted, or agreed to increase or grant, in any manner, the compensation, bonus or other benefits payable or to become payable by Company to any of its officers, employees or managers or entered into, established, amended or terminated any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any officer, director, manager, other employee, agent, consultant or Affiliate, other than as required pursuant to the terms of agreements in effect on the date of this Agreement that are set forth on Schedule 3.12;

(viii)      cancelled or compromised any material claim or waived or released any material right of Company (which includes all material rights under any confidentiality provision of any Contract of Company);

(ix)         declared, paid or set aside funds for payment of any dividend or other distribution or any redemption, retirement, purchase or other acquisition by Company, on or in respect of any Units;

(x)          changed any accounting methods, principles or practices in any material respect, whether for general financial or tax purposes, or any change in depreciation or amortization policies or rates adopted therein;

(xi)         failed to pay any material Taxes when due, or settled any material Tax liability that was the subject of dispute between Company and any Taxing authority; or

(xii)        agreed (on a contingent basis or otherwise) to do any of the foregoing.

(b)          Except as otherwise provided on Schedule 3.8(b), Company has not incurred any Liability (as defined below) and there is no past or present condition, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to Company that forms or could form the basis for any Liability of Company relating to the period prior to the Closing, except for (i) those Liabilities that are (and solely to the extent) reflected or reserved on the balance sheet dated March 31, 2012 included in the Company Financial Statements, and (ii) Liabilities incurred after the March 31, 2012 in the ordinary course of business consistent with past practice that, individually and together with all other Liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect. For the purposes of this Agreement, “Liability” shall mean any liability, obligation, claim, demand, assessment, suit, action, penalty or expense of any kind, character or description (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due and whether or not the same is required to be accrued on the financial statements of any applicable entity).

3.9.          Company Indebtedness.

(a)          Except as set forth on Schedule 3.9, (i) Company has no Company Indebtedness and (ii) Company is not in material default, and no waiver of default is currently in effect, in the payment of any principal or interest on any Company Indebtedness and no event or condition exists with respect to any Company Indebtedness that would permit (or that with notice or the lapse of time, or both, would permit) one or more persons to cause such debt or obligations to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)          As used in this Agreement, “Company Indebtedness” means, without duplication, (i) any indebtedness of Company for borrowed money (including all principal, interest, premiums, penalties, and breakage fees); (ii) any obligations of Company evidenced by notes, bonds, debentures or similar instruments or pursuant to any guaranty (excluding trade payables incurred in the ordinary course of business); (iii) any obligations (including breakage costs) payable by Company under interest rate and currency protection agreements or other hedging arrangements; (iv) any obligations of Company under capital leases; (v) the deferred purchase price of property or services or secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien other than equipment leases entered into in the ordinary course of business and accounted for as operating leases; (vi) obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock; or (vii) any Liability in respect of banker’s acceptances or outstanding letters of credit (whether or not drawn) or similar facilities.

3.10.         Equipment.

Except as set forth on Schedule 3.10, all of the machinery, equipment, and other tangible assets and properties of Company (i) are in good operating condition and repair, subject to ordinary wear and tear, are free of material defect, and have been maintained in a commercially reasonable manner; (ii) conform in all material respects with all requirements of Law; (iii) together with the Leased Real Estate (as defined below), constitute all of the assets and properties, necessary and sufficient for the continued conduct of the business by Company after the Closing in all material respects in the same manner as now conducted; and (iv) together with the Leased Real Estate (as defined below) are adequate for the uses to which each is presently being put in the business of Company.

3.11.         Title to Assets.

Company has good and marketable title to, or a valid leasehold interest in the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or reflected on the balance sheet dated March 31, 2012 included in the Company Financial Statements or acquired after the date thereof, except for properties and assets disposed of in the ordinary course of business consistent with past practice since March 31, 2012. Such tangible assets are held free and clear of all Liens, except for Permitted Liens (as defined below) and Liens set forth on Schedule 3.11(A). For purposes of this Agreement, “Permitted Liens” shall mean (i) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an adequate reserve has been established therefor as a current liability on the books and records of Company (and will be reflected on the Estimated Working Capital Schedule); (ii) mechanics’, carriers’, workers’, and repairers’ liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the real property owned or utilized by Company; provided that, with respect to any Liability secured by such Lien, an adequate reserve has been established therefor as a current liability on the books and records of Company (and will be reflected on the Estimated Working Capital Schedule); (iii) restrictions on the transfer of equity interest arising under federal and state securities laws; and (iv) encumbrances arising by operation of Law in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits which are not overdue; provided an adequate reserve has been established therefor as a current liability on the books and records of Company (and will be reflected on the Estimated Working Capital Schedule). Except for Inventory set forth on Schedule 3.11(B) (which schedule shall set forth a description of such Inventory and the specific location of such Inventory), all tangible assets and books and records of Company are located on the premises of the Leased Real Property.

3.12.         Contracts.

(a)          Schedule 3.12

lists the following Contracts to which Company is a party or by which its properties or assets are bound (such Contracts, together with the IP Agreements, the “Material Contracts”):

(i)          all Contracts which are reasonably likely to involve future payments to or by Company during any twelve (12) month period of One Hundred Thousand Dollars ($100,000) or greater;

(ii)         all employment or consulting agreements, incentive compensation agreements or similar Contracts;

(iii)        all Contracts containing exclusivity, non-competition or other similar covenants or restrictions that prohibit, limit or otherwise restrict the ability of Company or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates) to (x) compete with any person, in any geographical area or in any line of business or (y) freely engage in business anywhere in the world;

(iv)        all Contracts relating to capital expenditures or capital expenditure commitments of Company, including the remodeling, expansion or consolidation of any of Company’s manufacturing facilities, equipment purchases, or similar Contracts;

(v)         all Contracts relating to the purchase of commodities;

(vi)        all interest rate cap, interest rate swap, foreign currency exchange, hedging or similar Contracts;

(vii)       all leases, subleases or similar Contracts with any person pursuant to which Company is a lessee, lessor, sublessee, sublessor, licensee or licensor of any real property, or provides for the use of any real property;

(viii)      all Contracts for Company Indebtedness;

(ix)         all Contracts pursuant to which: (A) any person, other than Company, has directly or indirectly guaranteed Company Indebtedness or other Liabilities or obligations of Company, including outstanding letters of credit issued for, or at the request of, the benefit of Company; or (B) Company has, directly or indirectly, guaranteed indebtedness, Liabilities or obligations of any other person or made agreements to acquire or guarantee any obligations of other persons, including reimbursement obligations of Company with respect to outstanding letters of credit;

(x)          all Contracts regarding any outstanding indebtedness to, or agreement or covenant to make any advance, loan, extension of credit, financing, revolving credit or any other financing arrangement of any sort, or capital contribution to, or other investment in, any person;

(xi)         all Contracts for any joint venture, partnership, or similar arrangement;

(xii)        any options, warrants, or other Contracts pursuant to which any person has any rights to purchase or acquire from Company any membership, profits or other equity interests of Company (or any phantom or similar interest therein) or any securities or instruments exercisable for, convertible into or exchangeable for (any membership, profits or other equity interests of Company (or any phantom or similar interest therein) or any agreement pursuant to which any person has any rights (including option, conversion or preemptive rights and rights of first offer or first refusal or similar rights) to purchase or acquire Company or any assets or business of Company;

(xiii)       all Contracts with a duration in excess of twelve (12) months unless terminable by Company on no more than ninety (90) days’ notice without penalty;

(xiv)      all Contracts obliging Company to source the entirety of its requirements for any product from a single supplier or to sell the entirety of its production of any particular commodity to a single off-taker;

(xv)       all Contracts in the nature of a “take-or-pay-contract”;

(xvi)      all Contracts that provide for severance, retention, change of control or similar payments;

(xvii)     all Contracts that contain a “most favored nations” clause or similar provision;

(xviii)    any union Contract, collective bargaining agreement or similar Contract;

(xix)       all Contracts relating to the manufacture or packaging of any products of Company;

(xx)        all broker, sales representative, market development, licensing or distribution Contracts to which Company is a party;

(xxi)       all Contracts that constitute a license or royalty agreement involving expected payments of more than One Hundred Thousand Dollars ($100,000.00) in any twelve months covered by such license or agreement;

(xxii)      all Contracts with any Key Customers or Key Suppliers;

(xxiii)     all Contracts for purchase of all or a majority of the assets, or ownership interests or business of any person or any division or segment thereof;

(xxiv)    all Contracts containing material indemnification obligations (excluding Contracts with customers of Company entered into in the ordinary course of business);

(xxv)     all Contracts with any Governmental Authority;

(xxvi)    all Contracts with any Related Person; or

(xxvii)   all Contracts that, if terminated, would, individually, reasonably be expected to have a Material Adverse Effect.

(b)          A true and complete copy of each Material Contract as amended to the date of this Agreement has been made available to Buyer prior to the date of this Agreement. Each of the Material Contracts is in full force and effect and are valid and enforceable against Company and, to the Knowledge of Sellers, against each other party thereto in accordance with their respective terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles. Company is not in material breach, violation or default under, nor is there any event which, with notice or lapse of time or both, would constitute or give rise to any basis for any claim of material breach, violation or default under any Material Contracts by Company or, to the Knowledge of Sellers, by any other party thereto.

3.13.         Related Party Arrangements.

Except as set forth in Schedule 3.13 hereto, neither Sellers nor any current or former member, manager or employee of Company, or any Affiliate or family member of Company or any such member, manager or employee (each, a “Related Person”), (a) is (or during the past three years was) a party to any Contract or other commitment or transaction to which Company (or any predecessor-in-interest of the business of Company) is or was a party or by which any of Company’s properties or assets is or was bound, (b) has a material interest in any Contract or any of the assets or properties, tangible or intangible, owned by, used in or pertaining to any part of the business of Company, (c) is indebted to Company for any notes or other debt obligations or other liabilities payable to Company (nor does Company owe any amount to, or has Company committed to make any loan or extend or guarantee credit to or for the benefit of any Related Person) (d) owns any property or right, tangible or intangible, that is used by Company or (e) is a party to any Proceeding against Company.

3.14.         Intellectual Property.

(a)          Schedule 3.14(a) sets forth a true and complete list of (i) all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, brand names, copyrights, copyright applications, works of authorship, trade secrets, know-how, formulas, licenses, domain names, information and proprietary rights and processes (such as Product Recipes) (collectively, “Intellectual Property”) owned by, licensed to or otherwise used by Company (collectively, the “Company Intellectual Property”), and all Facebook, Twitter, YouTube, Google+, and other social media accounts (“SM Accounts”) registered to, on behalf of, or for the benefit of Company (collectively, “Company SM Accounts”), specifying to each item, as applicable, the owner of that Intellectual Property or Company SM Account, the jurisdiction of application and/or registration, the application and/or registration number, and the date of application or registration, and (ii) all related licenses, sublicenses and other agreements relating to the Company Intellectual Property to which Company is a party (collectively, the “IP Agreements”), including the identity of all parties thereto. Neither Company nor its predecessors-in-interest have filed any applications to register Intellectual Property, other than (i) applications set forth on Schedule 3.14(a) or (ii) applications from which registrations set forth on Schedule 3.14(a) have issued.

(b)          Except as specifically disclosed on Schedule 3.14(b):

(i)          The conduct of the business of Company, and Company’s ownership or use of the Company Intellectual Property, Company SM Accounts and Company IT Assets (as defined below), do not infringe, misappropriate or otherwise violate or conflict with any Intellectual Property rights or other proprietary rights of any other person and have not done so since April 9, 2010, and, to the Knowledge of Sellers, no other person is infringing on, misappropriating or otherwise violating, and there are no facts that a reasonable person would conclude provide a valid basis for any such claim that any person is infringing on, misappropriating or otherwise violating, any of the Company Intellectual Property or Company SM Accounts. There is no Proceeding pending, or, to the Knowledge of Sellers, threatened (A) by or against Company concerning any of the foregoing or concerning the ownership, validity, registerability, enforceability or use of, or licensed right to use, any Intellectual Property or Company SM Accounts, nor has Company received any notification that a license under any other person’s Intellectual Property (other than licenses included in the IP Agreements) is or may be required to conduct the business of Company, or (B) in which the ownership, validity, registerability or enforceability of, or Company’s or any of their customers’, licensors’ or licensees’ right to use, any Company Intellectual Property or Company SM Accounts is contested or challenged.

(ii)         No Company Intellectual Property or Company SM Accounts is subject to any outstanding agreement, stipulation or order restricting the ownership or use thereof by Company, restricting the licensing thereof by Company to any person, or impairing the validity or enforceability thereof.

(iii)        Company is a party to valid and enforceable written Contracts with all developers, creators, inventors and authors that have developed, created, invented or authored Intellectual Property for Company, pursuant to which Contracts the entire and unencumbered right, title and interest in and to such Intellectual Property is assigned to Company and/or vests in Company by operation of Law. All Intellectual Property owned by Company or developed, created, invented, or authored by employees of Company at the time of such development, creation, invention or authorship, is the sole property of Company and no such employee has any rights, title or interest in such Intellectual Property.

(iv)        Company has not entered into any license or other agreement pursuant to which Company has granted to any other person the right to use any Intellectual Property or Company SM Accounts.

(c)          The rights of Company to use the Company Intellectual Property and the rights of Company to use (i) the software, hardware, databases, systems, networks, and Internet sites (“IT Assets”) used by Company; (ii) Company SM Accounts; (iii) all pages and content (“SM Pages”) that are associated with the Company SM Accounts; and (iii) all Facebook friends, Twitter followers, and similar relationships with other users of social media (“SM Followers”) that are associated with the Company SM Accounts (collectively, “Company IT Assets”) constitute all of the rights to use Intellectual Property, SM Accounts, SM Pages, SM Followers and IT Assets that are reasonably necessary and sufficient for the conduct of the business of Company as now conducted.

(d)          The operation of the Company IT Assets by or on behalf of Company, the content thereof, and the use, collection, storage and dissemination of information and data in connection therewith or otherwise in connection with the business of Company, have not violated, and do not violate, any applicable Laws or any applicable rules, policies or procedures relating to privacy, data protection or the collection and/or use of personal information or other customer or user data or any person’s right of privacy or publicity. Company has posted a privacy policy (or a link thereto) governing its use of information and data and disclaimers of liability (“Privacy Policy”) in a clear and conspicuous location on all user-facing pages on each of Company’s Internet sites, and has complied at all times with the Privacy Policy and all other rules, policies and procedures established by Company with respect to personal information and user data. There is no Proceeding pending or, to the Knowledge of Sellers, threatened by or against Company alleging a violation of any person’s privacy, personal or confidentiality rights under any applicable Laws, rules, policies or procedures. Neither the negotiation, execution, delivery or performance of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, will breach or otherwise cause any violation of any such rules, policies or procedures or any applicable Laws relating to privacy, data protection or the collection and/or use of personal information or other customer or user data, or require the consent, waiver or authorization of, or declaration, filing or notification to, any person under any such rules, policies, procedures or applicable Laws. With respect to all personal information and customer and user data gathered or accessed in the course of the business of Company, Company has at all times used reasonable measures to ensure that such information and data is reasonably protected against loss and unauthorized access, use, modification, disclosure or other misuse, and to be reasonably sure there has been no unauthorized access to or other misuse or unauthorized disclosure of such information and data.

(e)          The Company Intellectual Property is valid, subsisting and enforceable, and currently in compliance with all legal requirements necessary to (i) maintain that Intellectual Property as valid, enforceable and in good standing, and (ii) as applicable, record and perfect Company’s interest therein and the chain of title thereof. Company has enforced and currently enforces quality control measures adequate to maintain the validity and enforceability of all trademarks and service marks it has licensed any other person to use. Company is the exclusive owner of all right, title and interest in and to each item of Company Intellectual Property owned by Company, free and clear of all Liens, except for Permitted Liens. Company has a valid license to use in the conduct of the business of Company all Company Intellectual Property licensed to Company, subject only to the terms of the IP Agreements. Company has taken all reasonable measures consistent with industry best practices to maintain the confidentiality and value of all confidential information and trade secrets (including Product Recipes) included in the Company Intellectual Property. The Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the conduct of the business of Company as now conducted.

(f)          The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not result in any of the following pursuant to the terms of any Contract to which Company is a party or by which its properties or assets are bound: (A) the grant or transfer to any person of any license or other interest under, the abandonment, assignment to any person, or modification or loss of any rights with respect to, or the creation of any Lien on, any Company Intellectual Property or any Intellectual Property owned by or licensed to Buyer or its Affiliates prior to Closing, (B) Company, or Buyer or its Affiliates, being (1) bound by or subject to any exclusivity, non-compete, licensing or similar obligation, covenant not to sue, or other restriction on or modification of the current or contemplated operation or scope of its business, which that party was not bound by or subject to prior to Closing, or (2) obligated to (x) pay any royalties, honoraria, fees or other payments to any person in excess of those payable by such party prior to Closing, or (y) provide or offer any discounts or other reduced payment obligations to any person in excess of those provided to that person prior to Closing.

3.15.         Insurance.

Schedule 3.15 sets forth a true and complete list of all insurance policies carried by or covering Company with respect to its business, assets and properties (including the name of the underwriter, the nature and the amount of coverage and the annual premiums with respect thereto and indicates the extent to which such policies will be available to Company after Closing), together with, all claims made by Company (or any predecessor-in-interest of the business of Company) under its insurance policies since April 9, 2010 (indicating which claims remain pending). Each insurance policy set forth on Schedule 3.15 is in full force and effect and all premiums due thereon have been paid in full by Company, and Company is otherwise in compliance with the terms of such policies in all material respects. Company has not done anything, either by way of action or inaction that might reasonably be expected to invalidate such policies in whole or in part, and neither Sellers nor Company have received any notice during the applicable policy period of an increase in premiums with respect to, or cancellation or non-renewal of, any of Company’s insurance policies. There is no claim pending (nor has there been any claim since April 9, 2010) under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.16.         Employment and Benefits Matters.

(a)          Schedule 3.16 sets forth a true and complete list of all full-time and part-time employees of Company as of the date hereof and their positions. True and complete information concerning the respective salaries, wages, bonuses and other compensation paid or payable by Company with respect to 2012 as well as dates of employment and date and amount of the last salary increase has been made available to Buyer. Except as set forth on such Schedule, no employee is absent on military, family, disability or other extended leave of absence. Company is not delinquent in payments to any employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them. No strikes, grievances, work stoppages, slow-downs, lockouts or claims of unfair labor practices are pending or, to the Knowledge of Sellers, threatened, against Company. No employees of Company are covered by a collective bargaining agreement. To the Knowledge of Sellers, (i) there are no organizing activities involving Company pending with any labor organization or group of employees of Company, and (ii) no collective bargaining agreement is being or has been negotiated by Company.

(b)          Except as set forth on Schedule 3.16, Company is not a party to or bound by any employment agreement or other employment related Contract including any retention or change of control arrangement or any pension, profit sharing, stock option or other equity-based award, bonus, incentive, severance, stock purchase, welfare, life insurance, medical or other benefit plan with respect to its employees or with respect to which Company has or could have any Liability (collectively, “Employee Plans”). Company has operated and administered each Employee Plan in material compliance with the terms of such Employee Plan and all applicable Laws including, without limitation, the Code the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Company is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, workers’ compensation, wages and hours of work and occupational safety and health, including, without limitation, Laws respecting employment discrimination, and the collection and payment of withholding or social security taxes.

(c)          With respect to each Employee Plan, Company has delivered or made available to Buyer (i) a complete and correct copy of such plan or, if not written, a summary of such plan, and all related trust documents and service agreements; (ii) the most recent Internal Revenue Service determination letter, if applicable; (iii) the current summary plan description, if applicable (and any summaries of material modifications related thereto); (iv) if required under applicable Law, the two most recent annual reports (Form 5500 series or equivalent), including all exhibits and attachments thereto; and (v) the most recent actuarial valuation report, if applicable.

(d)          Each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable Internal Revenue Service determination letter as to its qualification or is a master or prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service and to the Knowledge of Sellers, nothing has occurred that could reasonably be expected to adversely affect such qualification.

(e)          Except as set forth on Schedule 3.16, (i) all contributions and other payments required to be made to any Employee Plan have been made, or reserves adequate for such contributions or other payments have been set aside therefor on the Closing Date Working Capital Schedule; (ii) Company has paid all liabilities for insurance premiums for benefits provided on or prior to the Closing Date under the insured Employee Plans and has paid all amounts due prior to the Closing Date as contributions under each Employee Plan; (iii) there are no outstanding liabilities under any Employee Plan, including liabilities arising from underfunding, other than liabilities for benefits to be paid in the ordinary course to participants in such Employee Plan and their beneficiaries; (iv) no benefit under any Employee Plan will be established or become accelerated, vested, increased or payable by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby except that participants in an Employee Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), may become 100% vested or entitled to distributions from such Employee Plan following the transaction contemplated by this Agreement; and (v) neither the execution and delivery of this Agreement by Sellers nor the consummation of any transaction contemplated by this Agreement will result in any payment or benefit that will or may be made by Company that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f)          Neither Company nor any ERISA Affiliate makes or is obligated to make contributions to a “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA or a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, nor has Company nor any ERISA Affiliate ever sponsored, maintained, contributed to, or been required to contribute to, any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) which is subject to Title IV of ERISA. For purposes of this Agreement, an “ERISA Affiliate” shall mean any individual or entity controlling, controlled by or under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(g)          There are no Proceedings (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of Sellers, threatened, with respect to any Employee Plan or by any current or former employee against Company, other than any such actions, suits or claims that would not reasonably be expected to result in a material Liability with respect to Company. No Employee Plan is under audit or investigation by any Governmental Authority and to the Knowledge of Sellers, no such audit or investigation is threatened.

(h)          No Employee Plan which is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA provides benefits to former employees of Company, other than pursuant to Section 4980B of the Code or any similar Law.

(i)           To the Knowledge of Sellers, none of the Employee Plans, if administered in accordance with their terms, would result in the imposition of any additional tax under Section 409A of the Code.

(j)           Company has not classified an individual as an “independent contractor” or of similar status who, according to any Employee Plan or Contract or Law, should have been classified as an employee or of similar status.

3.17.         Compliance with Laws; Licenses, Permits and Approvals.

Company has at all times conducted its business in compliance, in all material respects, with all Laws, including those related to food labeling and product packaging. None of Sellers or Company has received any written notice of any material violation of any Laws. To the Knowledge of Sellers, Company is not under investigation with respect to the violation or potential violation of any Laws. Company possesses all material licenses, permits, registrations, approvals and other authorizations from Governmental Authorities required by Laws for the conduct of its business and operations and ownership and use of its properties (the “Company Permits’”), all of which are listed on Schedule 3.17 and are in full force and effect. Company is currently in, and has previously been in, material compliance with all Company Permits and has made all appropriate filings for issuance or renewal of Company Permits. No Proceeding is pending, or to the Knowledge of Sellers threatened, to revoke any Company Permits and none of Sellers or Company has received notice from any Governmental Authority that (A) any existing Company Permit will be revoked or not reissued on the same or similar terms, (B) any application for any new Company Permit by Company or renewal of any existing Company Permit will be denied or (C) the permit holder is in violation of any Company Permit. For purposes of this Agreement, “Proceeding” means any action, suit, hearing, claim, cross-claim, third-party claim, audit, proceeding, indictment, investigation, arbitration, judicial or administrative proceeding, grievance, or notice of violation or noncompliance, whether or not such mater is before a Governmental Authority.

3.18.         Taxes.

(a)          As used in this Agreement, “Taxes” means all U.S. federal, state, local and non-U.S. taxes, assessments, charges, duties and fees or similar charges of any kind whatsoever (whether imposed directly or through withholding), including, without limitation, all net income, gross income, gross receipts, excise, property, sales, use (or any similar taxes), value added, transfer, franchise, payroll, withholding, social security, employment, environmental business license fees, or other taxes, including any interest, penalties and additions imposed with respect to such amounts, in each case with respect to the income, operations or assets of Company including Taxes imposed on Company as a transferee or successor, by contract or otherwise. The term “Tax Return” shall mean a material report, return or similar statement, or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Authority with respect to or in connection with any Tax, including an information return or report, claim for refund, amended return or declaration or estimated Tax.

(b)          Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, all of which such Tax Returns were true, correct and complete in all material respects, and Company has timely paid, collected or withheld, or caused to be paid, collected or withheld, all amounts of material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Company’s financial statements have been established. There are no claims or assessments asserted against Company for any alleged deficiency in any Tax, and Company has not been notified of, nor to the Knowledge of Sellers are there, any proposed Tax claims or assessments against Company (other than in each case, claims or assessments for which adequate reserves in its financial statements have been established or are immaterial in amount). Company does not have any waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Company for any extension of time within which to file any material Tax Return or within which to pay any material amounts of Taxes shown to be due on any return. There are no liens for Taxes on the assets of Company except for statutory liens for current Taxes not yet due and payable.

(c)          Company is, and has always been, a “partnership” for federal income tax purposes and has not made an election under Section 7701 of the Code or the Treasury Regulations promulgated thereunder to be taxed as a corporation.

(d)          Company has furnished to Buyer complete copies of (i) tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of Company relating to Taxes, and (ii) all federal and state income or franchise Tax Returns and state sales and use Tax Returns for or including Company for all periods during the period beginning April 9, 2010 and ending as of the date of this Agreement.

(e)          (i) No Tax Return of Company is currently subject to an audit by any Governmental Authority, nor is any such audit in process, pending or, to the Knowledge of Sellers, threatened (either in writing or verbally, formally or informally), (ii) to the Knowledge of Sellers, Company has not received notice (either in writing or orally, formally or informally) that it has not filed a Tax Return or paid Taxes required to be filed or paid, (iii) Company is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or, to the Knowledge of Sellers, threatened (either in writing or orally, formally or informally) against Company, and (iv) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Company.

(f)          Company has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by applicable Laws, withheld and paid over to the proper Taxing authority all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, or other third party.

(g)          Company has not obtained any ruling from any Taxing authority that will have any effect after the Closing.

(h)          Each material Tax election made by Company has been timely and properly made.

(i)          Company has not received written notice or, to the Knowledge of Sellers, oral notice, of a claim by any Taxing authority in any jurisdiction where Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.

3.19.         Real Property.

(a)          All real property (including, without limitation, all interest in and rights to real property) which is leased by Company and used in connection with the business of Company is listed on Schedule 3.19 (the “Leased Real Property”). Except as set forth in Schedule 3.19, no person other than Company has any right to use, occupy or lease any of the Leased Real Property. Company does not own any real property.

(b)          All leases for the Leased Real Property, as amended (the “Leases”), are in full force and effect. Company has a valid leasehold interest in the Leased Real Property, free and clear of all Liens. Company has not received any notice of default or termination under any of the Leases, and, to the Knowledge of Sellers, no circumstances or state of facts presently exist which, with the giving of notice or passage of time, or both, would permit the landlord under any of such Leases to assert a default or terminate such Leases. To the Knowledge of Sellers, no landlord under any of the Leases is in default under any of the Leases. There is no pending, or to the Knowledge of Sellers, threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any part of the Leased Real Property.

3.20.         Litigation.

Schedule 3.20 lists all Proceedings against Company (or any predecessor-in-interest of the business of Company) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator or mediator during the three years prior to the date hereof. Except as set forth on Schedule 3.20, there are no Proceedings against Company currently pending or, to the Knowledge of Sellers, threatened against Company and there are no Orders naming Company explicitly to which Company is presently subject.

3.21.         Customers; Suppliers.

(a)          Schedule 3.21 attached hereto sets forth, with respect to (i) the previous fiscal year of Company and (ii) the last four fiscal quarters of Company, a list of (a) the ten (10) largest customers of Company (based on dollar amounts purchased from Company) for each such period and the dollar amount derived from each of them during each such period (“Key Customers”), and (b) the ten (10) largest suppliers of Company (based on dollar amounts purchased by Company) for each such period and the dollar amount paid to each of them during each such period (“Key Suppliers”). As of the date of this Agreement, Company has no reason to believe that any of the Key Customers or Key Suppliers has plans to, nor has it received any notice or indication (whether written or oral) of the intention of any of the Key Customers or Key Suppliers to, cease doing business or reduce in any material respect the business transacted with Company. As of the Closing Date, Key Customers and Key Suppliers will not have ceased doing business or reduced in any material respect the business transacted by them with Company, nor will Key Customers and Key Suppliers have given Company notice of their plans or intentions to cease doing business or to reduce in any material respect the business transacted with Company, except as has not had, and would not be reasonably expected to have, a Material Adverse Effect. Since December 31, 2011 through the date hereof, there has been no material adverse change in the business relationship of Company with any Key Customer or Key Supplier. From the date hereof through Closing, there will be no material adverse change in the business relationship of Company with any Key Customer or Key Supplier, except as has not had, and would not be reasonably expected to have, a Material Adverse Effect. All deliveries of Company Products to all customers of Company have complied with the requirements of the relevant customer with respect to code dates or expiration dates.

(b)          For the past five years, neither Company nor any director, officer, employee or agent of Company, nor any other person associated with or acting for or on behalf of Company has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property or services and that is or was illegal under applicable Law (a) to obtain favorable treatment in securing business, (b) to pay for favorable treatment for business secured or (c) to obtain special concessions, or for special concessions already obtained, with respect to any business.

3.22.         Environmental Matters.

Except as set forth on Schedule 3.22 hereto, Company has not received any written or oral notice alleging that Company may be in violation of any Environmental Law, and to the Knowledge of Sellers, Company is currently in, and has previously been in, material compliance with applicable Environmental Laws. Except as set forth on Schedule 3.22 hereto, To the Knowledge of Sellers, there are no investigations of the business of Company, nor of any Facilities or previously owned or leased property of Company, pending or threatened with respect to any potential violations of, or Liability under, any Environmental Laws. Except as set forth on Schedule 3.22 hereto, there is no contamination of, and there have been no releases or threatened releases of Hazardous Materials at the Facilities or, to the Knowledge of Sellers, any real property formerly owned, leased or operated by Company (or any predecessor of Company); in each case, requiring investigation or remediation under any Environmental Laws. To the Knowledge of Sellers, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may give rise to any material Liability or other obligation on Company under any Environmental Laws. Company has delivered to Buyer true and complete copies and results of any environmental site assessments and audits and any material reports, studies, analyses, tests, or monitoring possessed or initiated by or on behalf of Company (or possessed by any predecessor entity) or any member of Company pertaining to compliance by Company with, or Liability of Company under, any Environmental Laws or otherwise pertaining to the environmental condition of the Facilities. For purposes of this Agreement, (i) “Environmental Laws” means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, published and legally binding guidance documents, ordinances, orders, decrees, judgments, or binding agreements issued, promulgated or entered into, by or with any Governmental Authority, relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment or human health or safety relating to exposure to Hazardous Materials, (ii) “Facilities” shall mean all real property owned, leased, or operated by Company and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above such real property, and (iii) “Hazardous Materials” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals, (including petroleum or any by-products or fractions thereof, any form of natural gas, lead, asbestos and asbestos-containing materials, polychlorinated biphenyls (“PCBs”) and PCB-containing equipment, radon and other radioactive elements, and urea formaldehyde foam insulation) that are regulated by, or may form the basis of Liability under, any Environmental Laws.

3.23.         Brokers and Finders.

Except for Bank of America Merrill Lynch, whose fees shall be paid by Sellers, neither Sellers, Company nor any of its directors, officers, employees or other Representatives has employed any broker or finder or incurred any Liability for any brokerage or investment banking fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

3.24.         Bank Accounts; Powers of Attorney.

Schedule 3.24 sets forth a true and complete list of (a) all bank accounts or safe deposit boxes under the control or benefit of Company, (b) the names of all persons authorized to draw on or have access to such accounts and safe deposit boxes and (c) all outstanding powers of attorney or similar authorizations granted by Company.

3.25.         Product Warranty.

(a)          There are no pending, or to the Knowledge of Sellers, threatened, Proceedings under any product and service warranty or guarantee given by Company. Except for product warranty replacements and refunds arising in the ordinary course of business, Company has not incurred any material Liability by reason of any express or implied warranty, any doctrine of common law (tort, contract or other), any other applicable Law or otherwise with respect to any product or service sold or rendered by or on behalf of Company. No Proceedings are pending or, to the Knowledge of Sellers threatened against or involving Company relating to any product alleged to have been manufactured or sold by or rendered by or on behalf of Company and alleged to have been defective, or improperly designed or manufactured and, to the Knowledge of Sellers, there is not any basis for any such Proceeding. No product or service sold or rendered by or on behalf of Company has been recalled voluntarily or involuntarily or been the subject of a stock recovery. No such recall or stock recovery is being considered by Company, and to the Knowledge of Sellers, no such recall or stock recovery is being considered by or has been requested or ordered by any customers, Governmental Authority or consumer group. With respect to all products manufactured or distributed by, or on behalf of, Company, Company has complied in all material respects with all applicable requirements relating to materials, design, manufacture, testing, performance, labeling, packing, holding, marketing, or promotion of such products, and such products are otherwise not in any material violation of any applicable Law.

(b)          To the Knowledge of Sellers, there is no basis for product warranty claims which could reasonably be expected to result in costs to Company in excess of Ten Thousand Dollars ($10,000.00), in any particular instance, or in excess of One Hundred Thousand Dollars ($100,000.00), in the aggregate.

(c)          Company does not have any merchandise in the possession of its customers on consignment or on a similar basis.

(d)          Claims made by Company in advertising, labeling or packaging of Company Products (for example, “certified gluten-free oats”) are true and accurate. Company maintains proper and sound manufacturing, testing and recording practices, processes and policies to ensure (and confirm) the accuracy of such claims.

3.26.         Regulatory Matters.

(a)          Each product subject to the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Food and Drug Administration (“FDA”) regulations promulgated thereunder, or similar legal provisions in any domestic or foreign jurisdiction that is manufactured, packaged, labeled, marketed, sold and/or distributed by Company (each such product, a “Company Product”) has been manufactured, packaged, labeled, marketed, sold and/or distributed in compliance in all material respects with all applicable requirements under the FDCA or similar applicable Laws.

(b)          Since April 9, 2010, (x) neither Sellers nor Company has received any written notice or other communication from the FDA or any other Governmental Authority in any domestic or foreign jurisdiction alleging any violation of any Law by Company applicable to any Company Product, and (y) no Governmental Authority in any domestic or foreign jurisdiction having legal responsibility for the regulation of the Company Products has served any written notice, warning letter, untitled letter, regulatory letter, FDA Form 483, or any other similar written communication on Company stating that their businesses were or are in violation of any Law or were or are the subject of any pending or threatened Governmental Authority investigation, proceeding or inquiry.

(c)          All manufacturing facilities at which Company Products are manufactured are, to the Knowledge of Sellers, operated in compliance with the FDA’s current good manufacturing practice regulations and equivalent applicable requirements in any foreign jurisdiction, in each case as in effect as of the date hereof.

3.27.         Udi’s Mark License Agreement.

Except as set forth on Schedule 3.27, neither Hubson nor Company has agreed to expand the scope of Ehud’s license to use the Marks (as such term is defined in the Udi’s Mark License Agreement by and between Company and Ehud, dated April 9, 2010 (the “Udi’s Mark License Agreement”)) under, or as contemplated by Schedule A of, the Udi’s Mark License Agreement. Ehud is and has been at all times in complete compliance with the terms of the Udi’s Mark License Agreement.

3.28.         Capital Expenditures.

Schedule 3.28 sets forth all capital expenditures made by Company on a monthly basis over the period commencing on April 1, 2012 and ending on as of the date of this Agreement. Schedule 3.28 sets forth all outstanding commitments of Company for capital expenditures as of the date of this Agreement.

3.29.         No Untrue Statements.

To the knowledge Sellers (which for purposes of this Section 3.29 shall mean, the knowledge of Al Hubbard, Devin Anderson and Jason Kashman after reasonable inquiry), no representation or warranty or other statement made by on or behalf of Sellers or Company in this Agreement (including the Schedules and Exhibits) or any Ancillary Agreement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE 4

Representations and Warranties of Buyer

Buyer and Acquisition Co. hereby represent and warrant to Sellers as of the Closing Date:

4.1.          Organization and Authority.

Each of Buyer and Acquisition Co. is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement by each of Buyer and Acquisition Co. have been duly authorized by all requisite corporate action on the part of Buyer and Acquisition Co. and no other proceedings on the part of Buyer or Acquisition Co. are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Buyer and Acquisition Co. and constitutes a valid and legally binding obligation of Buyer and Acquisition Co., enforceable against Buyer and Acquisition Co. in accordance with its terms.

4.2.          No Violations; Required Consents.

The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by Buyer and Acquisition Co. do not and will not (a) conflict with, violate or result in a breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation or result in the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) under, any provision of the respective certificates of incorporation or by-laws of Buyer or Acquisition Co. or (b) conflict with, violate, result in any breach of, constitute a default under, give rise to a right of acceleration, termination or cancellation of any obligation, or result in the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) under (i) any provision of any Contract to which Buyer or Acquisition Co. is a party or by which it is bound or to which it or any of its assets or properties are subject; or (ii) Law to which it or any of its assets or properties are subject, in each case except as would not reasonably be expected to materially delay or prevent the performance by Buyer or Acquisition Co. of its obligations hereunder or thereunder. Except as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), no notices, reports or other filings are required to be made by Buyer or Acquisition Co. with, and no consents, approvals or other authorizations are required to be obtained by Buyer or Acquisition Co. from, any Governmental Authority or other individual, entity or person in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, in each case except as would not reasonably be expected to materially delay or prevent the performance by Buyer or Acquisition Co. of its obligations hereunder or thereunder.

4.3.          Financing.

Acquisition Co. and Buyer shall have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to timely pay the full Purchase Price and all fees and expenses incurred or to be incurred by Buyer and Acquisition Co. in connection with the transactions contemplated by this Agreement.

4.4.          Investment Intent.

Acquisition Co. is purchasing the Units for its own account for investment purposes, and not with a view to the distribution thereof.

4.5.          Brokers and Finders.

None of Buyer, Acquisition Co. or any of their members, Affiliates or other Representatives has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees (other than fees payable by Buyer, Acquisition Co. or their Affiliates) in connection with the transactions contemplated by this Agreement.

ARTICLE 5

Covenants

5.1.          Conduct of Business.

(a)          From and after the date hereof and pending the Closing, unless Buyer shall otherwise consent in writing, Sellers shall, and shall cause Company to, (i) operate the business of Company only in the ordinary and usual course of business diligently and in good faith, consistent with past practice and Company’s existing business and promotional plans; and (ii) use commercially reasonable efforts to (A) preserve intact Company’s business organization, workforce and goodwill, (B) preserve Company’s relationships with its suppliers, customers and others having dealings with Company such that the business of Company will not be impaired; (C) maintain its properties and equipment in good operating condition and repair in accordance with past practice and covered by existing policies of insurance, (D) collect Company’s accounts receivable and pay Company’s accounts payable in the ordinary course of business consistent with past practice and (E) file all Tax Returns and make all Tax payments, including all estimated Tax payments, that would be filed or made in the ordinary course of business consistent with past practice or required by Law.

(b)          Without limiting the generality of the foregoing, except (i) to the extent set forth on Schedule 5.1(b); (ii) as required by applicable Law; or (iii) as Buyer may otherwise agree in writing, from the date hereof and through the Closing Date, (A) Sellers shall not, and shall not permit Company to, amend or modify the Company Governance Documents and (B) Sellers shall not permit Company to:

(i)          assume, guarantee, endorse or otherwise become liable or responsible (whether directly indirectly, contingently or otherwise) for the obligations of any other person;

(ii)         make any capital expenditures or commitments for capital expenditures, individually or in the aggregate, in excess of Fifty Thousand Dollars ($50,000.00), except for any capital expenditures made in accordance with Section 5.16;

(iii)        acquire shares of capital stock, membership, partnership, profits or other equity interests (or any phantom or similar interests) or business, division or material assets of, or merge, consolidate or effect any similar business combination transaction with, any other person;

(iv)        incur any Company Indebtedness;

(v)         incur any Liability in excess of One Hundred Thousand Dollars ($100,000.00) other than in the ordinary course of business consistent with past practice;

(vi)        make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees of Company)

(vii)       sell, lease, license, abandon, transfer, assign, mortgage, pledge or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, non-cash dividend or otherwise), or encumber, or agree to sell, license, or permit or allow to be subjected to any Lien or encumbrance of any kind, any (A) assets or properties, real, personal or mixed, of Company (other than sales of Inventory in the ordinary course of business consistent with past practice) or (B) Intellectual Property or interest thereunder or other intangible asset of Company;

(viii)      disclose any confidential information or confidential Company Intellectual Property (including any Product Recipe) to any person, other than employees, officers and members of Company that are subject to confidentiality obligations protecting against further disclosure;

(ix)         fail to notify Buyer promptly of any infringement, misappropriation or other violation of or conflict with any Company Intellectual Property of which Company becomes aware and to consult with Buyer regarding the actions (if any) to take to protect such Company Intellectual Property;

(x)          hire or fire any employee or consultant, give raises or pay bonuses or otherwise increase the level of any benefits (in each case, whether through the adoption of a new, or amendment to an existing, Employee Plan or otherwise) other than to (A) the extent required by applicable Law, (B) by the terms of an Employee Plan listed on Schedule 3.16 or (C) hiring or firing of employees of Company who are not officers, senior managers or directors in the ordinary course of business consistent with past practice;

(xi)         grant or promise to grant any equity-based or other incentive award to any employees or consultants of Company;

(xii)        settle, or engage in any settlement negotiations with respect to, any Proceeding against Company or otherwise affecting the business of Company;

(xiii)       cancel or compromise any material claims, waive or release any material right of Company (which includes all rights under any confidentiality provision of any Contract relating to the business of Company), amend or modify in any material respect any Material Contract or enter into any Contract that would constitute a Material Contract;

(xiv)      issue, grant, sell, transfer, convey, dispose of or pledge any Units or any other membership, profits or other equity interests of Company (or any phantom or similar interest therein) or any securities or instruments exercisable for, convertible into or exchangeable for (any membership, profits or other equity interests of Company (or any phantom or similar interest therein);

(xv)       split, combine or reclassify any Units;

(xvi)      declare, pay or set aside funds for payment of any dividend or other distribution (other than tax distributions of cash made in accordance with past practices) on or in respect of any Units or redeem, retire, purchase or otherwise acquire, any Units;

(xvii)     change any accounting methods, principles or practices in any manner which would have an effect on Company, whether for general financial or tax purposes or any change in depreciation or amortization policies or rates adopted therein;

(xviii)    change the fiscal year of Company;

(xix)       adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(xx)        cancel or reduce or allow to lapse any insurance covering Company;

(xxi)       fail to pay any material Taxes when due, or settle any material Tax liability that was the subject of dispute between Company and any Taxing authority;

(xxii)      make or change any material Tax election, change an annual accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or Tax assessment relating to Company, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax, if such election, change, adoption, filing, amendment, agreement, settlement, surrender, consent or other action would have a material adverse effect on Taxes to be borne by Buyer after the Closing Date;

(xxiii)     entered into any Contract relating to the expansion or consolidation of any of its manufacturing facilities (other than such Contracts entered into in the ordinary course of business consistent with past practice); or

(xxiv)    authorize or commit or agree (on a contingent basis or otherwise) to do any of the foregoing.

(c)          None of Hubson, Ehud or Company shall agree to expand the scope of Ehud’s license to use the Marks (as such term is defined in the Udi’s Mark License Agreement) under, or as contemplated by Schedule A of, the Udi’s Mark License Agreement.

5.2.          Access; Confidentiality.

(a)          Subject to the protections of the Confidentiality Agreement, Sellers shall, and shall cause Company to, provide Buyer, its authorized Representatives and its prospective sources of financing, through their respective Representatives, reasonable access during regular business hours and upon reasonable notice to the assets, properties, contracts, commitments, books and records of Company for the purpose of making such investigations concerning the affairs of Company as Buyer may desire, and Sellers will furnish Buyer such information as Buyer may from time to time reasonably request for such purpose. Sellers shall cause the officers and employees of Company to assist Buyer in making any such investigation and will cause the counsel, accountants, consultants and other non-employee Representatives of Company to be reasonably available to Buyer for such purposes. Without limitation of the foregoing, Sellers will cause Company to (i) permit interviews of Company’s key employees, including each of the employees listed on Schedule K (the “Key Employees”), and such other employees as Company reasonably requests and (ii) permit Buyer to conduct an on-site due diligence investigation of each of Company’s Facilities.

(b)          Within seven (7) business days after the end of each calendar month ending during the period from the date hereof through the Closing Date, Sellers shall or shall cause Company to furnish to Buyer an unaudited monthly balance sheet of Company as of the end of the month then ended and related statements of income, changes in member’s capital and cash flows for such month and for the period from January 1, 2012 through the end of such month (the “Interim Financials”). Each of the Interim Financials (A) shall be prepared in accordance with GAAP, (B) shall be consistent with Company’s books and records and (C) shall fairly and accurately presents the financial position of Company in all material respects at the dates indicated therein and its results of operations, cashflows and changes in financial position for the periods set forth therein.

(c)          Upon Buyer’s request, Sellers shall cause Company to perform a physical inventory of Inventory on a date prior to Closing determined by Buyer (in Buyer’s sole discretion) and permit Buyer and/or one or more of Buyer’s Representatives and its prospective sources of financing, through their respective Representatives to observe the taking of such physical inventory. Seller shall cause Company to provide as promptly as practicable after the completion of such physical inventory to Buyer a true and complete report of the result of such physical inventory.

(d)          Pending the Closing, all information and documents obtained by Buyer and its Representatives pursuant to this Section 5.2 shall be subject to the terms and conditions of the Confidentiality Agreement, dated January 23, 2012, between Company and Buyer (the “Confidentiality Agreement”).

5.3.          Exclusivity.

From and after the date hereof, and until the Closing or termination of this Agreement, (i) Hubbard, Anderson and Sellers shall not, (ii) Sellers shall cause Company and their and its respective directors, managers, officers, employees and Representatives (including, without limitation, any investment banker, attorney or accountant retained by Company, Hubbard, Anderson, any Affiliate of Hubbard or Anderson, or any Seller or any Affiliate of any Seller) of Company not to, directly or indirectly, initiate or solicit any inquiries or the making of any proposal or offer with respect to a merger, consolidation, business combination or similar transaction involving, or any purchase or disposition of any material assets of, or any equity interest (including, without limitation, the Units) in, Company (an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any person relating to any Acquisition Proposal, or otherwise cooperate in any way with, or facilitate or encourage any effort or attempt by any other person to make or implement any Acquisition Proposal. Hubbard, Anderson and Sellers shall, and Sellers shall cause Company, and their and its respective Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons (other than Buyer and its Affiliates) conducted heretofore with respect to any of the foregoing. Hubbard, Anderson and/or Sellers shall notify Buyer immediately if any such inquiries or proposals are received, any such information is requested, or any such negotiations or discussions are sought to be initiated or continued.

5.4.          HSR Act and Other Filings; Consents.

(a)          Sellers and Buyer agree to cooperate and respectively use all reasonable efforts to promptly make any filings, give any notices, and to obtain all consents, approvals or authorizations, and to take such other actions, as may be necessary or desirable to consummate and thereafter make effective the transactions contemplated hereby as promptly as practicable.

(b)          In furtherance and not in limitation of the foregoing, to the extent required in connection with the transactions contemplated by this Agreement, within two (2) business days following the date of this Agreement the parties shall promptly make or cause to be made (including in the case of Sellers, causing Hubbard to make) any and all required filings under the HSR Act, and will request early termination of the waiting period required under the HSR Act. The parties agree to cooperate and promptly respond to any inquiries or investigations initiated by the Federal Trade Commission or the Department of Justice in connection with any such filings.

(c)          Notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate Buyer or any Seller, or any of their respective Affiliates to: (i) in the event that any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority challenging the transactions contemplated hereby under any Antitrust Law, defend any such Proceeding; or (ii) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of any Seller, Buyer, Company, or any of their respective subsidiaries or Affiliates, or any interest or interests therein.

5.5.          Further Assurances.

On and after the Closing Date, the parties will take all appropriate action and execute any documents, instruments or conveyances of any kind that may be reasonably requested by any other party to carry out any of the provisions of this Agreement.

5.6.          Books and Records.

After the Closing Date, Sellers shall be entitled to retain one copy of the corporate and financial books and records of Company for purposes of risk management, general recordkeeping, and filing of Tax Returns. Buyer will also cause Company to hold all of its books and records existing on the Closing Date in accordance with Buyer’s retention policies in effect from time to time for a period of not less than two (2) years from the Closing Date and, in the case of books and records relating to Taxes of Company, for a period of not less than the applicable statute of limitations. If Buyer or Company thereafter proposes to destroy or dispose of any such books and records, Buyer will offer first in writing at least sixty (60) days prior to such proposed destruction or disposition to surrender them to Sellers’ Representative at the sole expense of Sellers. Buyer will make available to Sellers’ Representative upon written request and at the expense of Sellers, but consistent with Buyer’s business requirements, reasonable assistance of any of Company’s personnel whose assistance or participation is required by Sellers’ Representative, in anticipation of, or preparation for, existing or future litigation or other matters in which Sellers are involved related to Company.

5.7.          Covenant Not to Compete; Confidentiality.

(a)          In order to induce Buyer and Acquisition Co. to enter into this Agreement and to induce Buyer and Acquisition Co. to consummate the transactions contemplated hereby, each Seller, as well as Hubbard and Anderson (collectively, the “Restricted Parties”) hereby agree that, for a period of three (3) years after the Closing Date (the “Restricted Period”), such Restricted Party shall not, directly or indirectly, either alone or in conjunction with any other person, whether as a stockholder, partner, member, manager, employee, officer, director, joint venturer, investor, lender, consultant or in any other capacity whatsoever:

(i)          own, manage, control, operate, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation or control of any Covered Business; provided, that such Restricted Party may own up to 1% of any class of securities that is listed or admitted to trading on a national securities exchange. For purposes of this Agreement, “Covered Business” shall mean the production, wholesale distribution and marketing or selling of (A) granola, cereal, gluten-free baked goods or any other products produced, distributed, marketed or sold by Company within the twelve (12) months immediately preceding the date of this Agreement; or (B) gluten-free sandwich thins, gluten-free baguettes, gluten-free seasonal muffins, gluten-free tortillas, gluten-free pita chips, gluten-free bagel chips, gluten-free frozen meals, gluten-free “no wheat” thin, and gluten-free cheddar crisps (the products referred to in clauses (A) and (B) above, are referred to as “Competing Products”), in each case anywhere in Canada, the European Community or the U.S.;

(ii)         (A) induce or attempt to induce any customer, supplier, distributor or other business relation of Company, Buyer or Acquisition Co. with whom Company has or has had a business relationship within the twelve (12) months immediately preceding the Closing Date, or with whom a business relationship has been contemplated within the twelve (12) months immediately preceding the Closing Date, to curtail or cancel Covered Business with Company, Buyer or Acquisition Co.; (B) solicit any Covered Business from any person who is or was a customer of Company or Buyer or Acquisition Co. at any time within the twelve (12) months immediately preceding the Closing Date; or (C) otherwise in any way interfere with the relationship between Company, Buyer or Acquisition Co., on the one hand, and any of their respective customers, suppliers, distributors or other business relations; or

(iii)        induce or attempt to induce any employee or consultant of Company, Buyer or Acquisition Co. to leave the employ of, or cease providing any services to, Company, Buyer or Acquisition Co., or employ or otherwise engage the services of any employee of Company, Buyer or Acquisition Co., (provided, however, that any Restricted Party or their respective Affiliates, may contact (without payment of compensation or remuneration) and/or employ or engage Rich Clark or Denise Sirovatka if, and only if, (A) such contact, employment or engagement does not violate any of a Restricted Party’s or Mr. Clark’s or Ms. Sirovatka’s obligations to Buyer or Acquisition Co. hereunder or under any other Contract with Buyer or any of its subsidiaries, (B) Mr. Clark or Ms. Sirovatka, as applicable, is, and remains, in full compliance with his or her obligations hereunder and under any other Contract with Buyer or any of its subsidiaries, (C) no Restricted Party or any of their respective Affiliates makes any attempt to induce Mr. Clark or Ms. Sirovatka, as applicable, to leave the employ of Buyer, Acquisition Co. or any of their subsidiaries, or to otherwise engage his or her services in any manner that would interfere with his or her obligations or other duties to Buyer, Acquisition Co. or any of their respective subsidiaries, and (D) no Restricted Party or any of their respective Affiliates employs or engages Mr. Clark or Ms. Sirovatka unless and until his or her, as applicable, employment with Buyer, Acquisition Co. and their respective subsidiaries shall have been terminated without cause after Closing by Buyer, Acquisition Co. or any of their respective subsidiaries) or otherwise in any way interfere with the relationship between Company, Buyer or Acquisition Co. and any of their respective employees or consultants (it being understood that a general, public solicitation not specifically targeting any specific employee of Company, Buyer or Acquisition Co. shall not constitute a breach of this Section 5.7).

(b)          The definition of Competing Products, as this Section 5.7 applies to Ehud and Etai only, shall also include non gluten-free products that are sold outside the State of Colorado under the “Udi’s” brand name. For purposes of clarification, Section 5.7(a)(i) shall not prohibit Ehud and Etai, or their Affiliates, from, directly or indirectly (as an owner, manager, controlling person, operator, employee, service performer, consultant, business solicitor, participant in, or otherwise) (w) producing, distributing, marketing or selling (i) any non gluten-free products within the State of Colorado under (1) the “Udi’s” brand name to the extent permitted by the Udi’s Mark License Agreement, as amended, or (2) any other brand name, or (ii) any non gluten-free products within or outside the State of Colorado under any brand name other than the “Udi’s” brand name; (x) distributing, marketing or selling any Competing Product purchased from Company; (y) producing, distributing, marketing or selling in a retail restaurant products prepared and consumed primarily on-site; or (z) producing, distributing, marketing or selling any pre-packaged food that is naturally and inherently gluten-free (e.g., rice or lentils, but not rice or lentil bread) not marketed as gluten-free in its brand name, packaging, marketing materials or advertising materials.

(c)          This Section 5.7 shall be binding upon any successor to each Restricted Party after the Closing Date (whether by merger, consolidation, purchase of equity securities of any such Restricted Party or purchase of all or majority of its assets) and no Restricted Party shall enter into any such transaction unless the person who will be the Restricted Party’s successor agrees in writing for the express benefit of the Buyer to be bound by this Section 5.7 as a Restricted Party.

(d)          Each Restricted Party agrees that the terms of this Section 5.7 are reasonable with respect to their duration, geographical area and scope, that money damages would not be a sufficient remedy for any breach of the terms of this Section 5.7 and that, in addition to all other remedies available hereunder or otherwise, Buyer shall be entitled to equitable relief, including temporary and permanent injunctive relief (without any requirement to post any bond or other security or to demonstrate the insufficiency of monetary damages), in the event of any such breach or any threatened breach of the terms of this Section 5.7, and that such Restricted Party shall not oppose Buyer seeking such form of equitable relief based upon the sufficiency of monetary damages. In the event of any breach of any covenant set forth in this Section 5.7, the term of such covenant will be extended by the period of the duration of such breach.

(e)          Following the Closing, each Restricted Party shall, and shall cause its Affiliates and Representatives to, (i) maintain the confidentiality of, (ii) not use, and (iii) not disclose (other than disclosure directly to Company) any confidential, non-public or proprietary information regarding the Covered Business or the Competing Products that such Restricted Party received from Company or any third party or developed during such Restricted Party’s, direct or indirect, ownership of Company (or any predecessor of Company) (the “Confidential Information”), except for financial information as required (and only to the extent necessary) to file Tax Returns. In the event Seller is requested by a Governmental Authority or required by applicable Law (or by oral question or request for information or documents in any Proceeding) to disclose any Confidential Information, it will notify Buyer and Acquisition Co. promptly of the request or requirement in writing so that Buyer or Acquisition Co. may seek an appropriate protective order or other appropriate remedy or (in Buyer’s and Acquisition Co.’s sole discretion) waive compliance with the provisions of this Section 5.7(e) (and if Buyer or Acquisition Co. seeks such an order, such Restricted Party will provide such cooperation as Buyer or Acquisition Co., as applicable, shall reasonably request). If, in the absence of a protective order or other remedy or the receipt of a waiver hereunder, a Restricted Party is, on the advice of such Restricted Party’s legal counsel, compelled to disclose any Confidential Information to any Governmental Authority or else stand liable for fines, damages or contempt, such Restricted Party may disclose only that portion of the Confidential Information that such Restricted Party is required by applicable Law to disclose to such Governmental Authority and will give Buyer and Acquisition Co. written notice (unless prohibited by Law) of the information to be disclosed as far in advance as practicable and exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information. The limitations upon disclosure set forth in this Section 5.7(e) do not apply to information that is publicly known as of the Closing, or becomes publicly known or available after the Closing, in each case other than by means in violation of this Agreement or any other duty owed to Buyer, Acquisition Co. or Company by any person.

(f)          All of the covenants in this Section 5.7 shall be construed as agreements independent of any other provision of this Agreement or any other agreement between or among any of the parties hereto, and the existence of any claim or cause of action by any party hereto against any other party, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this Section 5.7, and no material or other breach of any contractual or legal duty by any party hereto shall be held sufficient to excuse or terminate any party’s obligations under this Section 5.7 or to preclude Buyer or Acquisition Co. from obtaining injunctive relief as aforesaid.

(g)          Buyer and Acquisition Co. agree and acknowledge that the restrictions set forth in Section 3.6 of the Amended and Restated Operating Agreement of Company, effective as of April 9, 2010, shall not be applicable after the Closing Date.

5.8.          Financing Cooperation.

From and after the date hereof and pending the Closing, unless Buyer shall otherwise consent in writing, Sellers shall, and shall cause Company to provide on a timely basis all such reasonable assistance and cooperation in connection with the Financing (as defined in Section 9.9 below) as may be reasonably requested by Buyer, including (i) making senior management, officers and advisors of Company reasonably available for customary lender meetings and cooperating with prospective sources of financing in performing their due diligence; (ii) subject to customary confidentiality arrangements, providing due diligence materials to potential financing sources; (iii) furnishing financial and other information that is reasonably required in connection with the Financing (including the timely delivery of the financial information required to be delivered under the Financing Commitment (as defined in Section 9.9 below)); (iv) assisting Buyer and the Financing Source in the preparation of all information memoranda, lender presentations, rating agency presentations, and similar documents in connection with the Financing; (v) reasonably assisting Buyer and the Financing Source in the negotiation, preparation and execution of definitive transaction documents for the Financing and other documents as may be reasonably requested by Buyer in connection therewith (including, without limitation, executing or obtaining appropriate corporate resolutions, certificates and opinions of counsel and other documents related thereto); (vi) entering into definitive transaction documents for the Financing (including credit agreements, notes, guarantees, pledge and security agreements and account control agreements) and consummating the borrowings thereunder, so long as they only become effective immediately prior to the Closing; (vii) facilitating the pledge of and granting and perfection of Liens on applicable collateral (including the release, identification, grant or perfection of any Liens on the assets of Company), if any, to provide security in connection with the Financing at and after the Closing; (viii) using reasonable best efforts to obtain the assistance of accountants of Company to provide consents for the use of their reports in materials related to the Financing; (ix) using commercially reasonable efforts to obtain such consents, approvals and authorizations which may be reasonably requested by Buyer in connection with the Financing and collateral arrangements in connection therewith; and (x) cooperating with Buyer to satisfy the conditions precedent to the Financing to the extent within the control of Company; provided that neither Company nor any of its directors, officers, managers or employees, nor any Seller, shall be required to pay any commitment or other similar fee or to incur any other Liability or expense whatsoever (other than fees and expenses to be reimbursed by Buyer) in connection with the Financing prior to the Closing, and provided, further, that no action or inaction by Company or any of its directors, officers, managers or employees, or by any Seller, under this Section 5.8 may form the basis of any claim by Buyer or Acquisition Co. that the Financing was delayed or in any other way negatively impacted thereby, any and all of which claims are hereby waived by Buyer and Acquisition Co, in each case so long as Sellers shall have sought in good faith to comply, and to cause Company to comply, with the provisions of this Section 5.8.

5.9.          Taxes.

(a)          Buyer shall notify Sellers’ Representative of any actions taken by Company or any Taxing authority which will result in a refund of Taxes paid by Company for any Tax period ending on or before the Closing Date and shall pay to Sellers the after-Tax amount of any such refunds of Taxes for such periods that are received by Company to the extent such refund of Taxes is not included or reflected in the Closing Date Working Capital Schedule.

(b)          From and after the Closing Date, Sellers may retain copies of such Tax, finance and legal records of Company as Sellers may deem reasonably necessary for purposes of preparing Tax Returns.

(c)          In connection with the preparation of any Tax Returns, audit examinations and any administrative or judicial proceedings relating to Tax liabilities imposed on Company, or Buyer or Sellers (and relating to Company), Buyer, on the one hand, and Sellers, on the other hand, will cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account and other materials necessary and helpful for the preparation of such returns, the conduct of such audit examinations or defense of claims by tax authorities as to the imposition of taxes.

(d)          Any Tax liability relating to the taxable period that includes but does not end on the Closing Date shall be apportioned between the period deemed to end at the close of business on the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date. Such apportionment shall be made based on an interim closing of the books or, in the case of real, personal and intangible property Taxes, based on the number of days elapsed in the pre-Closing period and post-Closing period, respectively. Sellers shall be responsible, jointly and severally, for any such Tax liability apportioned to the pre-Closing period to the extent such Tax liability is not included or reflected in the Closing Date Working Capital Schedule, and Buyer shall be responsible for any such Tax liability apportioned to the post-Closing period. If one party is required to remit to the appropriate Taxing authority payment for Taxes that are subject to apportionment under the terms of this Section 5.9(d), such paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under this Section 5.9(d), together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly, but in no event later than ten (10) days after the presentation of such statement. In the event any amounts are payable pursuant to this Section 5.9(d), at the written request of the party to which such amounts are payable to Buyer and Sellers’ Representative, Buyer and Sellers’ Representative shall, within three (3) business days following receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute to the requesting party any amounts payable by the other party pursuant to this Section 5.9(d) from the Escrow Account and, in the case of Sellers, shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to the distributed amount into the Escrow Account.

(e)          Notwithstanding anything herein to the contrary, Sellers shall be liable, jointly and severally, for, and shall pay when due, any stamp duties, transfer or similar Taxes (including any tax fines) (“Transfer Taxes”) arising from or relating to the consummation of the transactions contemplated by this Agreement. Sellers shall prepare and file all necessary Tax Returns and other documentation with respect to all Transfer Taxes. Sellers and Buyer will cooperate and otherwise take commercially reasonable efforts to obtain any exemptions from, reductions in, or refunds of any applicable Transfer Taxes.

(f)          Prior to the Closing, each Seller shall deliver to Buyer a certificate issued by such Seller, in form and substance satisfactory to Buyer conforming to Treasury Regulation Section 1.1445-2(b)(2).

(g)          Buyer and Acquisition Co. shall reasonably cooperate with Sellers’ Representative and Sellers, and post-Closing shall provide reasonable access to Company’s books and records (subject to Section 5.7(e)), in order to facilitate the filing of pre-Closing short year tax returns by Sellers’ Representative.

(h)          None of Sellers shall, and Hubson shall cause Company, Anderson and Hubbard not to, take any deduction on their respective Tax Returns in respect of the $400,000 payable to White after Closing pursuant to the White Bonus Agreement.

5.10.         Public Announcements.

Prior to the Closing, Buyer and Acquisition Co. shall be required to obtain the consent of Sellers’ Representative, and Sellers shall be required to obtain the consent of Buyer, in each case prior to issuing any public announcement or press release regarding this Agreement or the transactions contemplated hereby, except (i) for public disclosure required by Law, (ii) disclosure by Buyer in connection with the Financing and/or (iii) disclosure by Buyer in documents required to be filed or furnished by Buyer with or to the Securities and Exchange Commission.

5.11.         Consents.

Each party shall use, and Sellers shall cause Company to use, their respective reasonable best efforts to deliver all notice and obtain at the earliest possible date all consents, approvals, acknowledgments and authorizations necessary in connection with the transactions contemplated by this Agreement, including the consents and approvals set forth on Schedule 5.11 (the “Required Consents and Terminations”).

5.12.         Notification of Certain Matters.

Each Seller agrees to notify Buyer in writing as promptly as practicable upon such Sellers’ or any of its Representatives’ discovery of any information on or prior to the Closing Date relating to (i) the operations (including the business, properties, assets, liabilities, operations, condition (financial or otherwise) or prospects) of Company which constitutes (or would reasonably likely to constitute) or indicates (or would reasonably likely to indicate) a breach of any representation, warranty or covenant of Sellers contained herein; or (ii) the commencement or threatened commencement of any Proceeding against Company.

5.13.         Release of Claims.

Effective as of the Closing, each Seller and Hubbard and Anderson, on behalf of itself (or his or herself) and its (or his or her) Affiliates (other than Company) and each of its and their respective officers, directors, employees, agents, successors and assigns (the “Releasing Parties”) hereby releases, acquits and forever discharges Company and any and all of its successors and assigns, together with its present and former directors and officers (the “Released Parties”), from any and all manner of claims, Proceedings, suits, damages, demands and Liabilities whatsoever in Law or equity whether known or unknown, liquidated or unliquidated, fixed, contingent, direct or indirect, including under Contracts between the Releasing Parties and the Released Parties, which the Releasing Party ever had, has had or may have against any of the Released Parties for, upon, or by reason of any matter, transaction, act, omission or thing whatsoever arising under or in connection with any of the Released Parties from the beginning of time to and including the Closing Date (including, for the avoidance of doubt, all rights of the Releasing Parties under the Company Governance Documents), other than obligations of Mr. Baron’s under ongoing agreements (“Released Obligations”).

5.14.         Closing Debt.

No less than two (2) business days prior to the Closing Date, Sellers shall cause Company to deliver to Buyer (i) a notice (the “Closing Company Indebtedness Notice”) setting forth Company’s good faith estimate of the aggregate amount of Company Indebtedness to be outstanding as of the Closing (the “Closing Company Indebtedness”) and (ii) draft payoff letters relating to the repayment of the Closing Company Indebtedness, including customary contingent Lien release and commitment termination language, in each case reasonably satisfactory to Buyer (the “Payoff Letters”). On the Closing Date, (x) immediately prior to the Closing, Sellers shall cause Company to cause the Payoff Letters to be duly executed and delivered to Buyer and (y) simultaneously with the Closing, Sellers shall repay, by wire transfer of immediately available funds, all Closing Company Indebtedness, and terminate all Liens securing such Company Indebtedness.

5.15.         Transaction Expenses.

Sellers shall be responsible for paying at or prior to Closing all Transaction Expenses not paid by Company prior to the Closing. In the event any such Transactions Expenses are paid by Company after Closing, Sellers, jointly and severally, shall reimburse Company for such expenses promptly upon request by Buyer. For purposes of this Agreement, “Transaction Expenses” shall mean all fees, costs and expenses incurred or otherwise payable by Company in connection with this Agreement and the negotiation and consummation of the transactions contemplated herein (whether incurred prior to or after the date hereof and whether incurred in connection with this Agreement or otherwise) pursuant to any agreements, arrangements or understandings entered into by or on behalf of Company, or by reason of actions taken by Company as of or prior to Closing, including, without duplication, (i) fees and disbursements of counsel, financial advisors, consultants, accountants and other third party advisors, (ii) filing fees and expenses incurred by Company in connection with any filing by Company with a Governmental Authority; (iii) all fees and payments payable by Company in connection with this Agreement or the transactions contemplated hereby or otherwise, including fees and payments to obtain any consents, approvals or authorizations necessary in connection with this Agreement or the transactions contemplated hereby, and (iv) all change of control, bonuses and/or severance or retention or similar payments payable or benefits owing to any officer, director or employee of Company or any of its Affiliates as a result of this Agreement and the transactions contemplated hereby (including where this Agreement and the transactions contemplated hereby constituted only one of the triggers giving rise to such payment and for the avoidance of doubt including any related payroll taxes) (provided that, with respect to bonus amounts payable to White pursuant to the White Bonus Agreement, Transaction Expenses shall include only the $600,000 payable to White at Closing under the White Bonus Agreement and the related payroll taxes thereon).

5.16.         Capital Expenditures.

From and after the date hereof pending the Closing, Sellers shall cause Company to timely make the capital expenditures and cause the capital projects to be timely completed in accordance with the Capital Expenditure Budget set forth on Schedule 5.16, which sets forth on a month by month basis capital expenditures to be made by Company between signing and Closing (Schedule 3.28 and Schedule 5.16 shall collectively be referred to herein as the “Capital Expenditure Budget”).

5.17.         Preparation of Financial Statements.

(a)          Sellers acknowledge that Buyer is a public company listed on the Nasdaq Stock Market and, as such, has certain financial reporting obligations under applicable Law and/or stock exchange requirements. Within approximately seventy-five (75) days of the Closing Date, Buyer will be required to file with the SEC on a Current Report on Form 8-K certain financial statements of Company and Buyer required under Item 9.01(a) of Form 8-K, including audited consolidated financial statements and related footnotes of Company for the periods from January 1, 2011 through December 31, 2011 (and as of December 31, 2011), and January 1, 2012 through March 31, 2012, June 30, 2012 and/or September 30, 2012 (and as of March 31, 2012, June 30, 2012 and/or September 30, 2012) and pro forma financial statements of Buyer for the periods from January 1, 2011 through December 31, 2011 (and as of December 31, 2011), and January 1, 2012 through March 31, 2012, June 30, 2012 and/or September 30, 2012 (and as of March 31, 2012, June 30, 2012 and/or September 30, 2012) giving effect to the transactions contemplated hereby, all of which must be prepared in accordance with GAAP and the requirements of the Securities Exchange Act and the pronouncements of the SEC thereunder (the “Post-Closing Financial Statements”).

(b)          In order that Buyer may comply with its obligation as described under Section 5.17(a), prior to the Closing Date, Sellers shall, and shall cause Company and its employees and Jason Kashman to, reasonably assist Buyer in the preparation of the Post-Closing Financial Statements. Among other things, Sellers shall, and shall cause Company to, provide reasonable access to Buyer and its auditors and other Representatives of Buyer as reasonably necessary, to all work papers of Company, accounting books and records relating to Company during the relevant periods and to the appropriate personnel of Company to verify the accuracy, presentation and other matters relating to the preparation of the Post-Closing Financial Statements. Without limiting the foregoing, Sellers shall provide Buyer and its auditors with reasonable access to those employees of Company and Jason Kashman (to the maximum extent possible) who were responsible for financial matters concerning Company and who were responsible for the preparation of the Financial Statements.

(c)          Sellers shall, and shall cause its Affiliates to, use their respective reasonable efforts, both before and after the Closing Date, to obtain any accountants’ consents and customary accountants’ comfort letters (including “negative assurance” comfort) required in connection with the use of Company’s Financial Statements in the Form 8-K described in Section 5.17(a) and any subsequent registrations statements, offering documents, prospectuses and similar documents which may be filed by Buyer with the SEC.

(d)          Sellers shall, and shall cause Company and its employees to, provide Buyer with such level of assistance as is necessary, in accordance with Section 5.17(b) to ensure that the information relating to Company necessary for Buyer to prepare the Post-Closing Financial Statements is available as promptly as possible following the Closing Date and in any event on or prior to the date that is thirty (30) days following the Closing Date.

(e)          Sellers shall, and shall cause Company and its employees to, reasonably cooperate with Buyer’s efforts, from and after the Closing, to accurately record and recognize revenue with respect to sales of Company products accepted by customers after the Closing at the time such Company products are accepted by the customers (as opposed to when shipped) for financial reporting, accounting and tax purposes.

5.18.         Transfer of Units.

Prior to the Closing or until this Agreement is terminated in accordance with its terms, (i) Sellers shall not sell, pledge, dispose of or cause any Lien to exist on any of the Units and (ii) Hubbard and Anderson shall not sell, pledge, dispose of or cause any Lien to exist on their equity interests of Hubson.

5.19.         Bank Accounts.

Sellers shall, and shall cause Company and its employees to, use their respective reasonable efforts to ensure that the individuals identified by Buyer prior to Closing are the only persons authorized to draw on or have access to the accounts and safe deposit boxes of Company, including those listed on Schedule 3.24, as of Closing. Sellers shall cause the Company not to allow any lock-box arrangement it has with any banks or other financial institution to be terminated prior to or in connection with the Closing.

5.20.         Delivery of Recipes.

   No later than twenty-four (24) hours prior to the Closing Date, Sellers shall, and shall cause Company and its employees to, provide Buyer with true and complete copies of the Product Recipes.

5.21.         Third Party Transition IT Services.

Sellers shall, and shall cause Company and its employees to, use their respective reasonable efforts to ensure that, prior to Closing, Company negotiates and enters into an agreement with the third party provider of Company’s information technology services reasonably satisfactory to Buyer for the provision of transition services similar in scope to the services as are being provided to Company as of the date hereof for a period of twelve (12) months from the Closing Date.

5.22.         Canadian Registration.

   The Sellers shall cause the Company, as promptly as practicable after the date of this Agreement, to file with the Canadian Intellectual Property Office applications to register with such office each of the trademarks/service marks listed on Schedule 3.14(a) for use in connection with such goods and services as shall be reasonably requested by Buyer. Company shall provide Buyer with an opportunity to review and approve each such application prior to the filing thereof.

5.23.         Benefit Plan Cooperation.

   To the extent reasonably requested by Buyer, Sellers shall, and shall cause Company to, reasonably cooperate with Buyer in its efforts to either (i) have Company adopt or enter into, effective as of Closing, one or more health benefit plans covering Company employees for the portion of 2012 remaining after Closing and an administrative services arrangement and stop loss insurance coverage with respect to such plans with the entities providing such services and coverage to E&A Industries, Inc. as of the date hereof or other entities selected by Buyer or (ii) transfer Company employees to any relevant benefit plans of Buyer.

5.24.         Insurance Cooperation.

  To the extent reasonably requested by Buyer, Sellers shall, and shall cause Company to, reasonably cooperate with Buyer in its efforts to, obtain “tail” or “discontinued operations” insurance coverage for Company, effective as of Closing.

5.25.         Treatment of Pre-Closing Claims by Company Employees under E&A Industries, Inc. Group Health Plan.

(a)          After Closing, and through the date which is twelve (12) months following Closing, Hubson shall cause its affiliate E&A Industries, Inc. to honor all claims incurred by Company employees pursuant to the E&A Industries, Inc. Group Health Plan as of or prior to Closing (for clarification, the claim must be for covered service(s) provided as of or prior to the Closing) that are timely filed within the time periods established by the Group Health Plan (taking into consideration appropriate contractual discounts and adjustments applicable under the Group Health Plan) (“Pre-Closing Claims”). E&A Industries, Inc. shall be entitled to invoice Company after Closing on a monthly basis for the amounts paid by E&A Industries, Inc. (and not covered by the stop loss coverage maintained by E&A Industries, Inc.) in satisfaction of Pre-Closing Claims and third party administrator fees (to a maximum aggregate amount of $7,500) under the E&A Industries, Inc. Group Health Plan. Such invoice shall set forth in reasonable detail the amount of each Pre-Closing Claim and the portion of such amount paid by E&A Industries, Inc. under the E&A Industries, Inc. Group Health Plan. Buyer shall cause Company to pay each such invoice within forty-five (45) days after receipt by Company, so long as such invoice is received prior to thirteen (13) months from the Closing (the “Deadline Date”).

(b)          In the event that, as of the Deadline Date, the aggregate amounts paid and/or required to be paid to E&A Industries, Inc. pursuant to Section 5.25(a) exceeds the reserve amount for Pre-Closing Claims reflected on the Closing Date Working Capital Schedule, Sellers shall be obligated, jointly and severally, to reimburse Company for the amount of such excess no later than ten (10) business days after the Deadline Date. In the event such amount is not received by Sellers’ Representative on or prior to the tenth (10th) business day after the Deadline Date, such amount shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid by Sellers’ Representative to Company, or (b) distributed to Company from the Escrow Account and the amount distributed from the Escrow Account has been replenished. In the event any amount payable to Company pursuant to this subsection is not received by Company within the time period provided herein, at the written request of Buyer, Buyer and Sellers’ Representative shall, within three (3) business days following Sellers’ Representative’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such amount to Company from the Escrow Account. Sellers shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

(c)          In the event that as of the Deadline Date, the aggregate amounts paid and/or required to be paid to E&A Industries, Inc. pursuant to Section 5.25(a) is less than the reserve amount for Pre-Closing Claims reflected on the Closing Date Working Capital Schedule, Buyer shall cause Company to pay to Seller’s Representative the amount of such deficiency no later than ten (10) business days after the Deadline Date. In the event such amount is not received by Sellers’ Representative on the tenth (10th) business days after the Deadline Date, such amount shall bear default interest following the due date at a rate of twelve percent (12%) per annum, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), until either (a) paid to Sellers’ Representative by Company, or (b) distributed to Sellers’ Representative from the Escrow Account and the amount distributed from the Escrow Account has been replenished by Buyer. In the event the full amount, if any, determined to be owed to Sellers’ Representative pursuant to this subsection is not received by Sellers’ Representative within the time period provided herein, at the written request of Sellers’ Representative, Buyer and Sellers’ Representative shall, within three (3) business days following Buyer’s receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to distribute such deficit amount to Sellers’ Representative from the Escrow Account. Buyer shall be obligated, jointly and severally, to thereafter promptly replenish the Escrow Account by depositing an aggregate amount equal to such deficit amount in the Escrow Account.

5.26.         Transition Services.

Hubson shall, and shall cause its affiliates to, use their respective reasonable efforts to negotiate in good faith to enter into a transition services agreement reasonably satisfactory to Buyer prior to Closing for the provision of any of the services being provided to Company by Hubson or any of its affiliates as of the date hereof on substantially similar terms and for a reasonable period of time (no less than six (6) months from the Closing Date).

ARTICLE 6

Indemnification

6.1.          Indemnification by Sellers and the Restricted Parties.

(a)          Each Seller, individually and severally, but not jointly, shall indemnify and hold Buyer and its Affiliates, and their respective directors, officers, managers, members, employees, stockholders, agents and Representatives (collectively, the “Buyer Indemnified Parties”), harmless from and against any losses and any Liability, Proceeding, interest, Taxes, damage, deficiency, penalty, fine, claim, cost or expense (including, without limitation, expenses of investigation and defense and reasonable fees and disbursements of counsel), Liens or other obligations of any nature whatsoever (collectively, “Losses”) directly or indirectly sustained, suffered or incurred by any of them relating to, resulting from, arising out of or based upon, any inaccuracy or breach of any representation or warranty made by such Seller in ARTICLE 2; or

(b)          Each Restricted Party individually and severally, but not jointly, shall indemnify and hold the Buyer Indemnified Parties harmless from and against any Losses directly or indirectly sustained, suffered or incurred by any of them relating to, resulting from, arising out of or based upon:

(i)          a breach or violation by such Restricted Party of any provision of Sections 5.3 (Exclusivity) and 5.7 (Covenant Not to Compete; Confidentiality); or

(ii)         any Released Obligation released by such Restricted Party pursuant to Section 5.13 (Release of Claims).

(c)          Sellers shall, jointly and severally, indemnify and hold the Buyer Indemnified Parties harmless from and against any Losses directly or indirectly sustained, suffered or incurred by any of them relating to, resulting from, arising out of or based upon:

(i)          any inaccuracy or breach of the representations and warranties of Sellers contained in ARTICLE 3;

(ii)         any breach of any covenant or agreements of Sellers set forth in this Agreement (other than Sections 5.3 (Exclusivity), 5.7 (Covenant Not to Compete; Confidentiality) and 5.13 (Release of Claims) which shall be subject to indemnification pursuant to Section 6.1(b) above); or

(iii)        (A) all Taxes described in Section 5.9(e), and (B) all Taxes (or the non-payment thereof) of Company or relating to the business of Company for all taxable periods ending on or before the Closing and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (including without limitation those Taxes allocated to Sellers under Section 5.9(d)).

(d)          Sellers shall indemnify the Buyer Indemnified Parties for Losses pursuant to Section 6.1(c)(i) only if the aggregate amount of such Losses exceeds Five Hundred Thousand Dollars ($500,000) (the “Basket Amount”), and only to the extent the aggregate amount of such Losses exceeds the Basket Amount; provided, however, that this provision shall not apply to, reduce or otherwise affect any Losses related to or arising directly or indirectly out of (i) Sellers’ fraud; or (ii) breaches or inaccuracies of the representations and warranties set forth in Sections 2.1 (Title to Units), 2.2 (Authorization and Enforceability), 3.1 (Organization and Qualification), 3.3 (Capitalization), 3.4 (No Subsidiaries), 3.13 (Related Party Arrangements), 3.18 (Taxes), 3.22 (Environmental Matters) and 3.23 (Brokers and Finders) (“Special Claims”).

(e)          Sellers’ aggregate liability for indemnification pursuant to Section 6.1(c)(i) shall not exceed Fifteen Million Dollars ($15,000,000.00) (the “Cap”); it being understood that the Cap shall not apply to, reduce or otherwise affect Sellers’ liability for indemnification of:

(i)          Losses pursuant to Sections 6.1(a), 6.1(b), 6.1(c)(ii) or 6.1(c)(iii); or

(ii)         Losses directly or indirectly relating to, resulting from, arising out of or based upon Special Claims, for which the cap shall be equal to the Purchase Price.

(f)          For purposes of this Section 6.1, all representations and warranties shall be read both for purposes of determining whether an inaccuracy or breach has occurred and for purposes of determining the amount of Losses suffered or incurred without regard to any qualifications as to materiality or any correlative term contained therein; provided, however, that whenever the phrase “Material Adverse Effect” appears in this Agreement (other than in the first paragraph of Section 3.1), it shall be afforded its defined meaning and materiality shall not be disregarded with respect thereto.

6.2.          Indemnification by Buyer and Acquisition Co.

Buyer and Acquisition Co. shall, jointly and severally, indemnify and hold Sellers and their respective Affiliates, and their respective directors, officers, managers, members, employees, stockholders, agents and Representatives (collectively, the “Seller Indemnified Parties”), harmless from and against any Losses directly or indirectly sustained, suffered or incurred by any of them relating to, resulting from, arising out of or based upon:

(a)          any inaccuracy or breach of the representations and warranties of Buyer and Acquisition Co. set forth in this Agreement or in any certificate delivered to Sellers in connection with this Agreement;

(b)          any breach by Buyer or Acquisition Co. of the covenants and agreements to be performed by Buyer or Acquisition Co. under this Agreement; or

(c)          any and all Taxes of Company (but not Sellers, Anderson, Hubbard, the Allan B. Hubbard Revocable Trust or any of its beneficiaries unless Losses caused by the actions of Buyer or Acquisition Co. after the Closing resulted in such Taxes) relating to the business of Company and accruing after the Closing.

6.3.          Defense of Claims.

As promptly as practicable after its discovery of grounds for a claim for indemnification hereunder, the applicable Buyer Indemnified Party or Seller Indemnified Party (for the purposes of this Section 6.3, each, an “Indemnified Party”) shall deliver a written claim for indemnification to Sellers’ Representative or Buyer, as applicable (an “Indemnifying Party”), specifying in reasonable detail the basis therefor and, if known, the amount, or an estimate of the amount, of the Losses arising therefrom. Thereafter, the Indemnified Party shall promptly provide to the Indemnifying Party all information and documentation reasonably available to it to support and verify such claim; provided, however, if such claim involves or otherwise requires the disclosure of trade secrets or other confidentially proprietary information of the Indemnified Party to a third party, the Indemnifying Party will seek and obtain, at its own expense, a protective order which is reasonably acceptable to the Indemnified Party with respect to such trade secrets or other confidential proprietary information. The failure of any Indemnified Party to comply with the prior two sentences shall not relieve the applicable Indemnifying Party from any liability under this ARTICLE 6 with respect to such matter, except to the extent the Indemnifying Party is actually prejudiced by such failure to comply. If the facts giving rise to a claim for indemnification hereunder arise out of the claim of any third party, the Indemnifying Party may, at its option, assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party, at its sole cost and expense, so long as (i) the Indemnifying Party gives written notice to the Indemnified Party within fifteen (15) days after the Indemnified Party has provided the Indemnifying Party with notice of such third party claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any and all Losses the Indemnified Party may suffer from, arising out of the third party claim, (ii) such claim involves only money damages and does not seek an order, injunction or other equitable relief against any Indemnified Party, (iii) the Indemnified Party shall have reasonably concluded that there is not a conflict of interest between the Indemnified Party and the Indemnifying Party in the defense of such claim, (iv) the Indemnifying Party conducts defense of the third party claim in a reasonably active and diligent manner, (v) if such claim is asserted directly or indirectly by or on behalf a person that is a current or prospective customer of Company or Buyer of any of its Affiliates, the Indemnified Party, in its reasonable judgment, has not determined that the Indemnifying Party’s defense thereof could reasonably be expected to have a material and adverse effect on the Indemnified Party’s (or Buyer’s or any of its Affiliates’ or Company’s) existing or prospective relationship with such current or prospective customer, (vi) if such claim is subject to the limitations set forth in Section 6.1(e), such claim asserts an amount of Losses which, when taken together with all amounts paid for resolved indemnification claims that are subject to the limitations set forth in Section 6.1(e) with all amounts the maximum aggregate amount of Losses alleged in all other unresolved indemnification claims that are subject to the limitations set forth in Section 6.1(e), does not exceed the Cap, (vii) the Indemnified Party has not reasonably concluded that there may be one or more legal defenses available to such Indemnified Party or other Indemnified Parties that are not available to the Indemnifying Party and (viii) such claim does not involve matters arising under Environmental Law and relating to any Facilities; provided, notwithstanding the Indemnifying Party’s assumption of the defense of a claim pursuant to the foregoing, the Indemnified Party shall have the right to participate in the defense of any claim with counsel selected by the Indemnified Party subject to the Indemnifying Party’s right to direct the defense (the fees and disbursements of such counsel in such circumstances shall be at the expense of the Indemnified Party). After any assumption of the defense of any claim by the Indemnifying Party and only for so long as the conditions set forth in subclauses (i) through (viii) of the immediately prior sentence with respect to such claim remain satisfied, it shall not be liable to any Indemnified Party for any legal expenses incurred by any Indemnified Party in connection with the defense or prosecution thereof other than reasonable costs of investigation and any costs incurred in the course of such defense. The Indemnified Party and the Indemnifying Party shall each fully cooperate as reasonably requested by the other in the defense thereof and shall furnish such records and information and attend such proceedings as may be reasonably requested in connection herewith. The Indemnifying Party shall not settle any indemnifiable claim or demand without the prior written consent of the Indemnified Party, unless the settlement (i) will be fully satisfied by payment of money by the Indemnifying Party, (ii) does not involve Taxes that would affect Buyer in a post-Closing period, (iii) results in the full and general release of the Indemnified Parties from all liabilities relating to the claim, (iv) involves no finding or admission of any violation of Law or the rights of any person on the part of any Indemnified Party, (v) does not require the modification by the Indemnified Party of any business practice, and (vi) contains as an unconditional term thereof the delivery by the claimant or plaintiff, if applicable, to the Indemnifying Party of a written release of the Indemnified Party from all liabilities relating to the applicable claim.

6.4.          Escrow Agreement.

In the event any Losses are directly or indirectly sustained, suffered or incurred by a Buyer Indemnified Party and any of the Sellers or any Restricted Party hereunder are required to indemnify a Buyer Indemnified Party for such Losses, at the written request of Buyer to Sellers’ Representative, Buyer and Sellers’ Representative shall, within (3) business days following Sellers’ Representative receipt of such request, deliver joint written instructions to Escrow Agent in accordance with the Escrow Agreement, instructing Escrow Agent to pay such Buyer Indemnified Party for such Losses from the Escrow Account.

6.5.          Exclusive Remedy.

The rights of indemnification set forth in this ARTICLE 6 shall be the sole and exclusive remedy available to the Buyer Indemnified Parties for any Losses incurred by any of them after the Closing Date as a result of any breach by Sellers or any Restricted Party of any of their respective representations, warranties covenants and agreements set forth in this Agreement or otherwise in connection with the transactions contemplated hereby; provided, however, that (a) the foregoing limitation shall not apply to any Losses that may be incurred by virtue of or result from fraud on the part of any Seller or any other Restricted Party and (b) this Section 6.5 shall not preclude or limit Buyer from exercising all available equitable remedies in the event of any breach by Sellers or any Restricted Party of any of their respective covenants to be performed hereunder.

6.6.          Tax Treatment of Indemnity Payments.

Sellers and Buyer agree to treat any indemnity payments made pursuant to this ARTICLE 6 as an adjustment to Purchase Price for Tax purposes.

6.7.          Waiver of Claims.

Notwithstanding anything herein to the contrary, Company (on behalf of itself and each of its stockholders, partners, members, Affiliates, directors, officers, employees, agents and Representatives) hereby waives any rights or claims against the Financing Source in connection with this Agreement, the Financing or the Financing Commitment, whether at Law or equity, in contract, in tort or otherwise, and Company (on behalf of itself and each of its stockholders, partners, members, Affiliates, directors, offices, employees, agents and Representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any Proceeding against the Financing Source in connection with this Agreement or the transactions contemplated hereby (including any Proceeding relating to the Financing or the Financing Commitment). In furtherance and not in limitation of the foregoing waiver, it is agreed that the Financing Source shall not have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to Company (or any of its stockholders, partners, members, Affiliates, directors, officers, employees, agents and Representatives) in connection with this Agreement or the transactions contemplated hereby. Nothing in this Section 6.7 shall in any way (i) expand the circumstances in which Buyer may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Financing) or (ii) limit or qualify the obligations and liabilities of the parties to the Financing Commitment to each other thereunder or in connection therewith.

Notwithstanding anything contained in this Agreement to the contrary, no party hereto shall be directly liable to any other party hereto for punitive damages arising out of this Agreement, provided, however, the foregoing shall not be construed to preclude or limit in any way the recovery by a Buyer Indemnified Party or Seller Indemnified Party in respect of, or the liability or obligation of any indemnifying party in respect of, any third party claims pursuant to ARTICLE 6.

No Seller nor any Restricted Party shall have any liability pursuant to Section 6.1 for any amount actually deducted in the calculation of the Final Adjusted Working Capital Schedule.

ARTICLE 7

Conditions

7.1.          Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the purchase and sale of the Units contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, in a written instrument executed and delivered by Buyer:

(a)          Accuracy of Representations and Warranties. (i) Each of the representations and warranties of Sellers contained in Sections 2.1 and 3.3 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be measured only as of such specified date); and (ii) the other representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (except that any such representation and warranty subject to any materiality qualifier shall be true and correct in all respects as of the date hereof and at and as of the Closing Date) (except for such representations and warranties made as of a specified date, which shall be measured only as of such specified date).

(b)          Compliance. Each of Sellers and Hubbard and Anderson shall have performed and complied in all material respects with all of the covenants and agreements required to be performed or complied with by it on or prior to the Closing Date.

(c)          Consents and Approvals. All filings required to be made prior to the Closing by Sellers with, and all consents, approvals and authorizations required to be obtained by Sellers from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, shall have been made or obtained (as the case may be); and Sellers shall have obtained the Required Consents and Terminations, in each case without objection, condition or compensation to the third party and otherwise on terms and conditions reasonably satisfactory to Buyer.

(d)          No Order. No litigation or other Proceeding by or before any Governmental Authority shall have been instituted, and no Governmental Authority shall have enacted, adopted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an “Order”), which, in either case, is in effect and which has the effect of making the purchase and sale of the Units contemplated by this Agreement illegal, or otherwise prohibits consummation of the purchase and sale of the Units contemplated by this Agreement.

(e)          Escrow Agreement. Buyer, Sellers’ Representative and the Escrow Agent (or another qualified escrow agent reasonably acceptable to Buyer) shall have executed and delivered the Escrow Agreement.

(f)          HSR Act. The waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

(g)          Bring-Down Certificate. Buyer shall have received a certificate signed on behalf of Sellers by Sellers’ Representative that the conditions set forth in Sections 7.1(a), 7.1(b), 7.1(j) and 7.1(k) have been satisfied.

(h)          FIRPTA Certificate. Buyer shall have received the certificates contemplated by Section 5.9(f).

(i)          Resignations. Buyer shall have received resignation letters from each of the members of the board of managers of Company and the members of each committee thereof.

(j)          Closing Company Indebtedness Debt Payoff. Company shall have delivered the Closing Company Indebtedness Notice and the Payoff Letters in accordance with Section 5.15 and shall have repaid, or shall have caused to be repaid, the Closing Company Indebtedness and terminated all Liens securing such Company Indebtedness.

(k)          Material Adverse Effect. Since the date hereof, there shall not have been any effect, action, development or change that, together with all other effects, events, developments or changes, has had, or would reasonably be expected to have, a Material Adverse Effect.

7.2.          Conditions to Obligations of Sellers.

The obligations of Sellers to consummate the purchase and sale of the Units contemplated hereby are subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, in a written instrument executed and delivered by Sellers:

(a)          Accuracy of Representations and Warranties. Each of the representations and warranties of Buyer and Acquisition Co. contained in this Agreement shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be measured only as of such specified date) (except that any such representation and warranty subject to any materiality qualifier shall be true and correct in all respects as of the date hereof and at and as of the Closing Date).

(b)          Compliance. Each of Buyer and Acquisition Co. shall have performed and complied in all material respects with all of the covenants and agreements required to be performed or complied with by it on or prior to the Closing Date.

(c)          No Order. No litigation or other Proceeding by or before any Governmental Authority shall have been instituted, and no Governmental Authority shall have enacted, adopted, issued, promulgated, enforced, or entered any Order, which, in either case, is in effect and which has the effect of making the purchase and sale of the Units contemplated hereby illegal, or otherwise prohibits consummation of the purchase and sale of the Units contemplated hereby.

(d)          Escrow Agreement. Buyer, Sellers’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e)          HSR Act. The waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

(f)          Bring-Down Certificate. Sellers’ Representative shall have received a certificate signed on behalf of Buyer by a senior officer of Buyer to the effect that the conditions set forth in Section 7.2(a) and (b) have been satisfied.

ARTICLE 8

Termination

8.1.          Termination.

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)          by the mutual written consent of Sellers’ Representative and Buyer;

(b)          by Sellers’ Representative or Buyer by written notice to the other party at any time after the End Date (as it may be extended in accordance herewith) , if the Closing shall not have occurred on or before such date; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to such party if the action or inaction by such party (including, in the case of Buyer, the action or inaction of any of its lenders or other parties in failing to provide, or to timely provide, the Financing) has been a principle cause of or resulted in the failure of the Closing to occur on or before such date and such action or inaction constitutes a breach of this Agreement (which, for purposes of clarity, would be the case in the event of a failure by Buyer to obtain the Financing on or before the anticipated Closing (subject to Buyer’s right to delay the Closing pursuant to Section 1.3); for purposes hereof, “End Date” shall initially mean July 30, 2012; provided, that if as of three (3) business days prior to any End Date (as it may be extended in accordance herewith) any of the conditions set forth in Sections 7.1(c) (Consents and Approvals), 7.1(d) (No Order), 7.1(f) (HSR Act), 7.2(c) (No Order) or 7.2(e) (HSR Act) shall not have been satisfied, then the End Date may be extended one or more times by Sellers’ Representative or Buyer (by delivery of a written notice to the other prior to the termination of this Agreement); but provided, further that, in no event may the End Date be extended beyond November 30, 2012;

(c)          by Buyer, at any time prior to Closing, if there shall have been any material breach by Sellers of any of their respective representations, warranties, covenants and agreements set forth herein, which breach (i) has rendered impossible the satisfaction of any of the conditions set forth in Section 7.1 hereof; and (ii) has not been remedied within ten (10) days after Buyer delivers written notice of such breach to Sellers’ Representative (any such written notice to refer specifically to this Section 8.1(c) and to describe such breach in reasonable detail);

(d)          by Sellers’ Representative, at any time prior to Closing, if there shall have been any material breach by Buyer or Acquisition Co. of any of their respective representations, warranties, covenants and agreements set forth herein, which breach (i) has rendered impossible the satisfaction of any of the conditions set forth in Section 7.2 hereof and (ii) has not been remedied within ten (10) days after Sellers’ Representative delivers written notice of such breach to Buyer and Acquisition Co. (any such written notice to refer specifically to this Section 8.1(d) and to describe such breach in reasonable detail); or

(e)          by written notice by either Sellers’ Representative to Buyer or Buyer to Sellers’ Representative, if a Governmental Authority shall have enacted, adopted, issued, promulgated, enforced, or entered any final, non-appealable Order which is in effect, and which has the effect of making the purchase and sale of the Units contemplated by this Agreement illegal, or otherwise prohibits consummation of the purchase and sale of the Units contemplated by this Agreement.

8.2.          Procedure and Effect of Termination.

In the event of termination of this Agreement pursuant to this ARTICLE 8, the terminating party shall forthwith give written notice thereof to the other party and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation hereunder to any other party, except as provided in Section 9.2 and except that nothing herein will relieve any party from liability for any breach of this Agreement which occurred prior to or in connection with such termination.

ARTICLE 9

Miscellaneous and General

9.1.          Knowledge of Sellers.

Unless specifically stated otherwise herein, for the purposes of this Agreement, the terms “Know”, “Known”, “Knowledge” and all similar phrases mean, with reference to Sellers, the knowledge of each individual Seller and the knowledge of Devin Anderson, Jason Kashman, Rich Clark, Denise Sirovatka and any other Key Employee, in each case, after reasonable inquiry.

9.2.          Payment of Expenses.

Except as otherwise expressly set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

9.3.          Survival.

Notwithstanding any investigation made by or on behalf of any of the parties hereto, or the participation of such party in the Closing, the representations, warranties, covenants and agreements made by any party and contained in or made pursuant to this Agreement, including the Schedules and Exhibits, or in any certificate furnished in connection with the transactions contemplated hereby, shall survive the Closing. The representations and warranties of ARTICLE 2 and ARTICLE 3, and any indemnification obligations related to such representations and warranties, shall expire on the date which is eighteen (18) months after the Closing Date, other than the representations and warranties the inaccuracy or breach of which would result in a Special Claim (as such term is defined in ARTICLE 6), which representations and warranties and any indemnification obligations related to such representation and warranty shall survive until ninety (90) days after the expiration of the statute of limitation applicable to claims for inaccuracies or breaches of such representations or warranties; provided that in the case of the representations and warranties set forth in Section 2.1 and Section 3.3, the parties agree the statute of limitation applicable thereto will not begin to run until such time as Buyer knew of such inaccuracy or breach. The covenants set forth in Section 5.7 shall survive for the period set forth in that Section. The date when any representation, warranty, covenant or agreement expires in accordance with this Section and this Agreement is referred to herein as the “Expiration Date.” Notwithstanding the foregoing, if written notice is properly given pursuant to ARTICLE 6 and this ARTICLE 9 with respect to any alleged breach of a representation, warranty, covenant or agreement or other matter to which any Buyer Indemnified Party is entitled to be indemnified hereunder prior to the applicable Expiration Date, then such representation, warranty, covenant or agreement shall survive, with respect to the subject matter of such written notice only, until the applicable claim is finally resolved in accordance with the provisions of this Agreement.

9.4.          Modification or Amendment.

The parties hereto may modify or amend this Agreement at any time, only by a written instrument duly executed and delivered by Buyer and Sellers’ Representative; provided that no amendment that adversely affects the obligations of Hubbard or Anderson under Sections 5.3 (Exclusivity), 5.7 (Covenant Not to Compete), 5.13 (Release), 5.18 (Transfer of Units) and 6.1(b) (Indemnification by Sellers and the Restricted Parties) and ARTICLE 9 shall be made without the written consent of Hubbard and Anderson.

9.5.          Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five (5) business days after being mailed, if sent by first class mail, return receipt requested, or (iv) when received if sent by facsimile, telecopy or other electronic transmission device. Notices, demands and communications to Buyer and Sellers’ Representative will, unless another address is specified in writing, be sent to the address indicated below:

(a)          If to Buyer or Acquisition Co., to:

Smart Balance, Inc.

115 West Century Road, Suite 260

Paramus, NJ 07652

Attention: Norman J. Matar

Fax No.: (201) 421-3988

with a required copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Philip Richter

Abigail Bomba

Fax No.: (212) 859-4000

(b)          If to Hubbard, Anderson, Sellers or Sellers’ Representative, to:

Hubson Acquisition, LLC

101 West Ohio Street, Suite 1350

Indianapolis, Indiana 46204

Attention: Mr. Devin Anderson

Fax No.: (317) 681-5068

with a required copy to:

Bose McKinney & Evans, LLP

111 Monument Circle Suite 2700

Indianapolis, Indiana 46204

Attention: Scott E. Tarter

Fax No.: (317) 223-0375

Any notice to an individual Seller shall be sent to such Seller’s address as set forth on the signature page to this Agreement, unless such Seller has provided written notice of another address to the party giving notice hereunder.

9.6.          Entire Agreement; Assignment; Etc.

This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, and shall not be assignable by operation of Law or otherwise and is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto (and the Indemnified Parties referred to in ARTICLE 6 hereof) and their respective successors and permitted assigns. Notwithstanding anything in this Agreement to the contrary, Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases, Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder) and (c) assign this Agreement to any subsidiary of Buyer or to the Financing Source (including any agent or other Representative thereof) or any Subsidiary (including, on and after the Closing, Company) or Affiliate thereof as collateral security for obligations to the Financing Source in respect of the financing arrangements entered into in connection with the transactions contemplated hereby (including, without limitation, the Financing) and any refinancings, extensions, refundings or renewals thereof; provided that no assignment to any such Affiliate, Subsidiary or the Financing Source (including any agent or other Representative thereof) will in any way affect Buyer’s obligations or liabilities under this Agreement.

9.7.          Severability.

If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement, or remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Moreover, if any term or other provision of this Agreement shall be invalid, illegal or incapable of being enforced by any rule of Law or public policy because it is excessively broad as to duration, scope, activity or subject, the parties intend that such provision shall be deemed modified to the minimum degree necessary to make such provision valid and enforceable under applicable Law and that such modified provision shall thereafter be enforced to the fullest extent permitted under applicable Law. In addition, upon a determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

9.8.          Failure or Delay Not Waiver; Remedies Cumulative.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.9.          Rules of Interpretation.

As used in this Agreement, the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “him”, “her” or “it”, whether in the singular, plural or possessive form, shall be interchangeable. References to any individual, corporation, partnership, trust, limited liability company, association or other entity (as the case may be, a “person”) include the successors and permitted assigns of such person, unless expressly provided otherwise. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. Unless the context otherwise requires, references herein: (a) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of and the Exhibits and Schedules attached to this Agreement, (b) to an agreement, instrument or document means such agreement, instrument or document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Agreement and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto. The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, or in any table of contents or index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto. Any capitalized terms used in any Schedule or Exhibit hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The word “or” is not exclusive. References to the parties shall include their successors and permitted assigns. Any reference to a “day” or number of “days” (without explicit qualification of “business”) will be interpreted as a reference to a calendar day or a number of calendar days. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. For purposes of this Agreement, the term “business day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by applicable Law to close. For purposes of this Agreement, (i) “Antitrust Law” shall mean the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, (ii) “Affiliate” shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities and Exchange Act of 1934, as amended, (iii) “Representative” shall mean, with respect to any person, such person’s officers, directors, employees, financial advisors, legal counsel, accountants consultants and other representatives and agents, (iv) “Specified Financing Commitment” means that commitment letter, dated as of May 31, 2012, by and among Bank of Montreal and Citigroup Global Markets Inc. (collectively, the “Specified Financing Source” and, together with any Alternative Financing Source (as defined below), the “Financing Source”), on the one hand, and GFA Brands, Inc., a Delaware corporation, Glutino USA, Inc., a Delaware corporation, and Acquisition Co., on the other, pursuant to which the Financing Source agreed to lend the amounts set forth therein on the terms and subject to the conditions set forth therein (the “Specified Financing” and, together with any Alternative Financing (as defined below), the “Financing”), (v) “Alternative Financing Commitment” shall mean an alternative financing commitment arranged by the Buyer on terms and conditions satisfactory to it in its sole discretion in the event that all or any portion of the Specified Financing becomes unavailable on the terms and conditions described in or contemplated by the Specified Financing Commitment for any reason; (vi) “Alternative Financing Source” means any financing source that is a party to an Alternative Financing Commitment; (vii) “Alternative Financing” means the financing on terms and conditions satisfactory to the Buyer in its sole discretion described in the Alternative Financing Commitment; (viii) “Financing Commitment” means the Specified Financing Commitment together with any Alternative Financing Commitment; and (ix) “subsidiary” shall mean, with respect to any person, any corporation or other person whether incorporated or unincorporated, of which at least a majority of the securities or interests having by their terms thereof ordinary voting power to elect at least a majority of the board of directors or other similar governing body of such corporation or other person is directly or indirectly owned or controlled by such person. If any date on which any action is required to be taken under this Agreement is not a business day, such action shall be required to be taken on the next succeeding business day.

9.10.         Counterparts.

This Agreement may be executed in the original or by telecopy or electronic transmission of a .pdf file containing an executed signature page, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.11.         Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

9.12.         Waiver of Jury Trial.

Each party hereto hereby irrevocably waives any right to have a jury participate in resolving any Proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby (including, without limitation, any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source in any way relating to this Agreement or any other related transactions, including, but not limited to, any dispute arising out of or relating in any way to the Financing Commitment or the performance thereof).

9.13.         Submission to Jurisdiction.

Except as otherwise provided below, each party irrevocably submits to the exclusive jurisdiction of (i) the Chancery Court of the State of Delaware; and (ii) the United States District Court for the District of Delaware for the purposes of any Proceeding arising out of or relating to this Agreement, any ancillary agreement or any transaction contemplated hereby or thereby (except that, in the case of any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source relating to this Agreement or any other related transactions, including any dispute arising out of or relating in any way to the Financing Commitment or the performance thereof (any such Proceeding, a “Financing Proceeding”), each party irrevocably submits to the exclusive jurisdiction of (i) the supreme court of the state of New York, New York County and (ii) the United States District Court for the Southern District of New York) and agrees that all claims in respect of the Proceeding may be heard and determined in any such court. Each party agrees to commence any such Proceeding either in the United States District Court for the District of Delaware (or, in the case of any Financing Proceeding, in the United States District Court for the Southern District of New York) or if such Proceeding may not be brought in such court for jurisdictional reasons, in the Chancery Court of the State of Delaware (or, in the case of any Financing Proceeding, in the supreme court of the state of New York, New York County). Each party waives any defense of improper venue or inconvenient forum to the maintenance of any Proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.5. Nothing in this Section 9.13, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. Each party hereto agrees that it will not bring or support any Financing Proceeding in any forum other than the supreme court of the state of New York, New York County, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

9.14.         Construction.

The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state or local statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.15.         Third Party Beneficiaries.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person not a party to this Agreement, except as contemplated by Sections 6.7, 9.11, 9.12 and 9.13, which shall inure to the benefit of the Financing Source.

9.16.         Hubbard and Anderson Guarantee.

Each of Hubbard and Anderson, jointly and severally, fully, irrevocably and unconditionally guarantees to Buyer the full, complete and timely compliance with and performance of all agreements, covenants and obligations of Hubson and its Affiliates (other than Company) (the “Hubson Guaranteed Obligations”) (collectively, the “Hubson Guaranty”). The Hubson Guaranteed Obligations include Hubson’s obligation to satisfy all of its indemnification and repayment obligations arising in connection with this Agreement and the Ancillary Agreements, in each case, when, and to the extent that, any of the same shall become due and payable or performance of or compliance with any of the same shall be required. The Hubson Guaranty constitutes an irrevocable and continuing guarantee of payment and performance and Hubbard and Anderson, jointly and severally, shall be liable for any breach of any of the Hubson Guaranteed Obligations. The Hubson Guaranty shall remain in full force and effect and shall be binding on Hubbard and Anderson and each of their successors and assigns until all of the Hubson Guaranteed Obligations have been satisfied in full (which, for the avoidance of doubt, shall not be deemed to have occurred until the date following the date on which all indemnification obligations of Hubson under this Agreement expire).

9.17.         Buyer Guarantee.

Buyer fully, irrevocably and unconditionally guarantees to Sellers the full, complete and timely compliance with and performance of all agreements, covenants and obligations of Acquisition Co. (the “Acquisition Co. Guaranteed Obligations”) (collectively, the “Buyer Guaranty”). The Acquisition Co. Guaranteed Obligations include Acquisition Co.’s obligation to satisfy all of its indemnification obligations arising in connection with this Agreement and the Ancillary Agreements, in each case, when, and to the extent that, any of the same shall become due and payable or performance of or compliance with any of the same shall be required. The Buyer Guaranty constitutes an irrevocable and continuing guarantee of payment and performance and Buyer shall be liable for any breach of any of the Acquisition Co. Guaranteed Obligations. The Buyer Guaranty shall remain in full force and effect and shall be binding on Buyer and its successors and assigns until all of the Acquisition Co. Guaranteed Obligations have been satisfied in full (which, for the avoidance of doubt, shall not be deemed to have occurred until the date following the date on which all indemnification obligations of Acquisition Co. under this Agreement expire).

[SIGNATURES APPEAR ON FOLLOWING PAGES]

IN WITNESS WHEREOF, this Membership Interest Purchase Agreement has been duly executed and delivered by each of the parties hereto as of the date first written above.

SELLERS

HUBSON ACQUISITION, LLC

By	/s/ Devin Anderson	/s/ Rivka Grinberg
Name: Devin Anderson		RIVKA GRINBERG
Title: President

/s/ Ehud Baron		/s/ Yosef Lutwak
EHUD BARON		YOSEF LUTWAK

/s/ Etai Baron		/s/ Chadwick White
ETAI BARON		CHADWICK WHITE

SELLERS’ REPRESENTATIVE

HUBSON ACQUISITION, LLC

By	/s/ Devin Anderson
Name: Devin Anderson
Title: President

FOR PURPOSES OF SECTIONS 5.3, 5.7, 5.13, 5.18 AND 6.1(b) AND ARTICLE 9 ONLY

/s/ Allan B. Hubbard
Allan B. Hubbard

/s/ Devin Anderson
Devin Anderson

BUYER

SMART BALANCE, INC.

By	/s/ Stephen B. Hughes
Name: Stephen B. Hughes
Title: CEO

ACQUISITION CO.

UHF ACQUISITION CORP.

By	/s/ Stephen B. Hughes
Name: Stephen B. Hughes
Title: CEO & President

TERM	SECTION
Acquisition Co	Preamble
Acquisition Co. Guaranteed Obligations	9.17
Acquisition Proposal	5.3
Affiliate	9.9
Agreement	Preamble
Alternative Financing	9.9
Alternative Financing Commitment	9.9
Alternative Financing Source	9.9
Ancillary Agreements	1.6(c)
Anderson	Preamble
Antitrust Law	9.9
Appointment Agreement	1.6(a)
Authorized Capital Expenditures	1.5(b)
Basket Amount	6.1(d)
business day	9.9
Buyer	Preamble
Buyer Guaranty	9.17
Buyer Indemnified Parties	6.1(a)
Cap	6.1(e)
CapEx Purchase Price Adjustment	1.5(c)(iv)
Capital Expenditure Budget	5.16
Closing	1.3
Closing Company Indebtedness	5.14
Closing Company Indebtedness Notice	5.14
Closing Date	1.3
Closing Date CapEx Schedule	1.5(c)(i)
Closing Date Working Capital Schedule	1.5(c)(i)
Code	3.16(e)
Company	Recitals
Company Financial Statements	3.5(a)
Company Governance Documents	3.1
Company Indebtedness	3.9(b)
Company Intellectual Property	3.14(a)
Company IT Assets	3.14(c)
Company Permits	3.17
Company Product	3.26(a)
Company SM Accounts	3.14(a)
Competing Products	5.7(a)(i)
Confidential Information	5.7(e)
Confidentiality Agreement	5.2(d)
Contracts	2.3
Covered Business	5.7(a)(i)
Deadline Date	5.25(a)

Ehud	Preamble
Employee Plans	3.16(b)
Environmental Laws	3.22
ERISA	3.16(b)
ERISA Affiliate	3.16(f)
Escrow Account	1.4(b)
Escrow Agent	1.4(b)
Escrow Agreement	1.4(b)
Escrow Amount	1.4(b)
Estimated Capital Expenditures Amount	1.5(b)(ii)
Estimated Capital Expenditures Schedule	1.5(b)(ii)
Estimated Working Capital	1.5(b)(i)
Estimated Working Capital Adjustment	1.5(b)(i)
Estimated Working Capital Schedule	1.5(b)(i)
Etai	Preamble
Expiration Date	9.3
Facilities	3.22(ii)
FDA	3.26(a)
FDCA	3.26(a)
Final Adjusted Working Capital	1.5(c)(i)
Final CapEx Amount	1.5(c)(i)
Final Tax Allocation Schedule	1.5(c)(i)
Financing	9.9
Financing Commitment	9.9
Financing Proceeding	9.13
Financing Source	9.9
GAAP	3.5(a)
Governmental Authority	2.3
Grinberg	Preamble
Hazardous Materials	3.22
HSR Act	4.2
Hubbard	Preamble
Hubson	Preamble
Indemnified Party	6.3
Indemnifying Party	6.3
Independent Accountants	1.5(c)(i)
Intellectual Property	3.14(a)
Interim Financials	5.2(b)
Inventory	3.7
IP Agreements	3.14(a)
IT Assets	3.14(c)
Key Customers	3.21(a)
Key Employees	5.2(a)
Key Suppliers	3.21(a)

Knowledge	9.1
Law	1.6(c)
Leased Real Property	3.19(a)
Leases	3.19(b)
Liability	3.8(b)
Liens	2.1
Losses	6.1(a)
Lutwak	Preamble
Material Adverse Effect	3.1
Material Contracts	3.12(a)
Order	7.1(d)
Outstanding Check Amount	1.5(b)(iii)
Outstanding Check Schedule	1.5(b)(iii)
Payoff Letters	5.14
PCBs	3.22
Pending Claims	1.4(b)
Permitted Equity Lien	1.1
Permitted Liens	3.11
Person	9.9
Post-Closing Financial Statements	5.17(a)
Pre-Closing Claims	5.25(a)
Preliminary Closing Date CapEx Schedule	1.5(c)(i)
Preliminary Closing Date Working Capital Schedule	1.5(c)(i)
Privacy Policy	3.14(d)
Proceeding	3.17
Product Recipes	3.7
Purchase Price	1.2
Purchase Price Adjustment	1.5(c)(ii)(C)
Related Person	3.13
Release Instructions	1.4(b)
Released Obligations	5.13
Released Parties	5.13
Releasing Parties	5.13
Required Consents and Terminations	5.11
Representative	9.9
Restricted Parties	5.7(a)
Restricted Periods	5.7(a)
Seller Indemnified Parties	6.2
Sellers	Preamble
Sellers’ Representative	1.6(a)
SM Accounts	3.14(a)
SM Followers	3.14(c)
SM Pages	3.14(c)

Special Claims	6.1(d)
Specified Financing	9.9
Specified Financing Commitment	9.9
Specified Financing Source	9.9
Subsidiary	9.9
Target Working Capital	1.5(a)
Tax Allocation	1.5(c)(i)
Taxes	3.18(a)
Tax Return	3.18(a)
Transaction Expenses	5.15
Transfer Taxes	5.9(e)
Udi’s Mark License Agreement	3.27
Units	Recitals
White	Preamble
White Bonus Agreement	1.4(a)
White Credit Amount	1.4(a)
Working Capital	1.5(a)
Working Capital Target Schedule	1.5(a)